January 23, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:    Maxim Series Account
               Registration of New Contract
               Form N-4

Ladies and Gentlemen:

Please find enclosed via EDGAR transmission a Registration Statement on Form N-4 filed on behalf of Maxim Series Account of Great-West Life & Annuity Insurance Company. The filing is made to register a new contract under Maxim Series Account.

Any questions with respect to this filing should be directed to the undersigned at (303) 689-3817 or Mr. Chris Menconi at (202) 965-8129.

Sincerely,



Beverly A. Byrne
Assistant Vice President
and Associate Counsel
s filed with the Securities and Exchange Commission on January 26, 1998

                                Registration No.


                                 SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
(X)
                      PRE-EFFECTIVE AMENDMENT NO.                          (   )
                                -----
                      POST-EFFECTIVE AMENDMENT NO.                         (   )

                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
(X)

                                            Amendment No.
(   )
                                  (Check appropriate box or boxes)


                              MAXIM SERIES ACCOUNT
                           (Exact name of Registrant)
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                               (Name of Depositor)
                             8515 East Orchard Road
                            Englewood, Colorado 80111
         (Address of Depositor's Principal Executive Offices) (Zip Code)
               Depositor's Telephone Number, including Area Code:
                                 (800) 537-2033


                               William T. McCallum
                      President and Chief Executive Officer
                   Great-West Life & Annuity Insurance Company
                             8515 East Orchard Road
                            Englewood, Colorado 80111
                     (Name and Address of Agent for Service)

                                    Copy to:

                              James F. Jorden, Esq.
                       Jorden Burt Berenson & Johnson LLP
               1025 Thomas Jefferson Street, N.W., Suite 400 East
                           Washington, D.C. 20007-0805


Approximate  Date of  Proposed  Public  Offering:
          Upon the effective date of this  Registration Statement

It is proposed that this filing will become effective on       .

Title of Securities Being Registered:
     Flexible Premium Deferred Annuity Contracts.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                              MAXIM SERIES ACCOUNT
                              Cross Reference Sheet
                         Showing Location in Prospectus
                     and Statement of Additional Information
                             As Required by Form N-4

FORM N-4 ITEM                                             PROSPECTUS CAPTION

1.      Cover Page..........................                                    Cover Page

2.      Definitions.........................                                    Definitions

3.      Synopsis............................                                    Variable     Annuity
                                                                                Fee Table; Key
                                                                                Features of the Annuity

4.      Condensed Financial Information.....                                    Not Applicable

5.      General Description of  Registrant,
        Depositor and  Portfolio Companies...............                       Great-West Life & Annuity
                                                                                Insurance Company and the Series
                                                                                Account; The Eligible Funds;
                                                                                Voting Rights

6.      Deductions and Expenses............                                     Charges and Deductions; Appendix
        A; Distribution of the Contracts

7.      General Description of Variable
         Annuity Contracts........                                              Key Features of the
                                                                                Annuity; The Elgible
                                                                                Funds; Application and
                                                                                Contributions; Transfers; Death
                                                                                Benefit; Payment Options; Rights
                                                                                Reserved by the Company;
                                                                                Statement of Additional Information

8.      Annuity Period......................                                    Payment Options

9.      Death Benefit.......................                                    Death Benefit

10.     Purchases and Contract Value........                                    Application and contributions;
                                                                                Annuity Account Value

11.     Redemptions.........................                                    Cash Withdrawals; Payment
                                                                                Options; Key Features of the
                                                                                Annuity

12.     Taxes...............................                                    Federal Tax Matters

13.     Legal Proceedings...................                                    Legal Proceedings

14.     Table of Contents of Statement
        of Additional  Information.......................                       Available Information

                                                                                STATEMENT OF ADDITIONAL
FORM N-4 ITEM                                                                   INFORMATION CAPTION

15.     Cover Page..........................                                    Cover Page

16.     Table of Contents...................                                    Table of Contents

17.     General Information and
          History...........................                                    General Information; Great-West
                                                                                Life & Annuity Insurance Company
                                                                                and Maxim Series Account

18.     Services............................                                    Services

19.     Purchase of Securities
          Being Offered.....................                                    Not Applicable

20.     Underwriters........................                                    Services - Principal Underwriter

21.     Calculation of
          Performance Data..................                                    Calculation of Performance
                                                                                Data

22.     Annuity Payments....................                                    Calculation of Annuity Payments

23.     Financial Statements................                                    Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                              SUBJECT TO COMPLETION
INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION  STATEMENT  RELATING  TO THESE  SECURITIES  HAS BEEN FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NORT MAY OFFERS TO BUY BE ACCEPTED PRIOR TO SUCH TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              THE VARIABLE ANNUITY
                  A FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                 Distributed by
                           BenefitsCorp Equities, Inc.
                  ---------------------------------------------
                                    Issued by
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

This prospectus  describes  interests under a flexible  premium deferred annuity
contract,  The             Variable  Annuity (the  "Contract").  The Contract is
issued as individual contracts by Great-West Life & Annuity Insurance Company (the "Company").

Your investment in the Contract may be allocated among 25 Investment Divisions of the Maxim Series Account ("Series Account"). The Investment Divisions invest in various underlying funds (open-end investment companies) offered by Maxim Series Fund, Inc.

The minimum initial investment is $5,000 or $1,000 if made under an Automatic Contribution Plan ("ACP"). The minimum subsequent Contribution is $500 (or $100 per month if made under an ACP).

There are no sales charges, redemption, surrender or withdrawal charges. The Contract provides a Free Look Period of 10 days from your receipt of the Contract (or longer, if required by state law), during which time you may cancel your investment in the Contract. During the Free Look Period, all Contributions allocated to an Investment Division will be allocated first to the Money Market Investment Division and will remain there until the next Transaction Date following the end of the Free Look Period.

Your Annuity Account Value will increase or decrease based on the investment performance of the options you select. You bear the entire investment risk under the Contract prior to the annuity commencement date for all amounts in your Variable Sub-Accounts. While there is a guaranteed death benefit, there is no guaranteed or minimum Annuity Account Value on amounts allocated to Investment Divisions. Therefore, the Annuity Account Value you receive could be less than the total amount of your Contributions.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.

                             Prospectus Dated , 1998

The Contracts are not deposits of, or guaranteed or endorsed by any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

About This Prospectus: This Prospectus concisely presents important information you should have before investing in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated , 1998 (as may be amended from time to time), and filed with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus, and may be obtained without charge by contacting the Annuity Service Center at 800-xxx-xxxx P.O. Box 1700, Denver, Colorado 80201.

                                TABLE OF CONTENTS

                                                                                        Page

DEFINITIONS..................................................................................3
KEY FEATURES OF THE ANNUITY................................................................. 5
GREAT-WEST LIFE & ANNUITY  INSURANCE COMPANY
           AND THE SERIES ACCOUNT ..........................................................10
THE ELIGIBLE FUNDS..........................................................................10
APPLICATIONS AND CONTRIBUTIONS..............................................................14
ANNUITY ACCOUNT VALUE.......................................................................15
TRANSFERS...................................................................................16
CASH WITHDRAWALS............................................................................18
TELEPHONE TRANSACTIONS......................................................................18
DEATH BENEFIT...............................................................................19
CHARGES AND DEDUCTIONS......................................................................21
PAYMENT OPTIONS.............................................................................23
FEDERAL TAX MATTERS ........................................................................26
ASSIGNMENTS OR PLEDGES......................................................................28
PERFORMANCE DATA ...........................................................................28
DISTRIBUTION OF THE CONTRACTS...............................................................30
VOTING RIGHTS.............................................................................. 31
RIGHTS RESERVED BY THE COMPANY..............................................................31
LEGAL PROCEEDINGS ..........................................................................32
LEGAL MATTERS...............................................................................32
AVAILABLE INFORMATION.......................................................................32


   --------------------------------------------------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.
   --------------------------------------------------------------------------


                  The Contract is not available in all states.

   --------------------------------------------------------------------------

                                   DEFINITIONS
   --------------------------------------------------------------------------

Accumulation Period - The period between the Effective Date and the Payment Commencement Date.

Annuitant - The person named in the application upon whose life the payment of an annuity is based and who will receive annuity payments. If a Contingent Annuitant is named, then the Annuitant will be considered the Primary Annuitant. While the Annuitant is living and at least 30 days prior to the annuity commencement date, the Owner may, by Request, change the Annuitant.

Annuity Account - An account established by the Company in the name of the Owner that reflects all account activity under this Contract.

Annuity Account Value - The sum of the Variable Sub-Accounts credited to the Owner under the Annuity Account; less Transfers, partial withdrawals, amounts applied to an annuity option, periodic withdrawals, charges deducted under the Contract and, less Premium Tax, if any.

Annuity Payment Period - The period beginning on the annuity commencement date and continuing until all annuity payments have been made under the Contract.

Annuity Service Center - P.O. Box 1700, Denver, Colorado 80201, telephone 800-xxx-xxxx.

Annuity Unit - An accounting measure used to determine the dollar value of any variable annuity payment after the first annuity payment is made.

Automatic Contribution Plan ("ACP") - A plan which allows for automatic periodic Contributions. The Contribution amount will be withdrawn from a designated pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - The person(s) designated by the Owner, in the application, or as subsequently changed by the Owner by Request, to receive any death benefit which may become payable under the terms of the Contract. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit, if any, or elect to continue the Contract in force.

Company - Great-West Life & Annuity Insurance Company, the issuer of this annuity, located at 8515 East Orchard Road, Englewood, Colorado 80111.

Contingent Annuitant - The person named in the application, unless later changed by the Owner by Request while the Annuitant is alive and before annuity payments have commenced, who becomes the Annuitant when the Primary Annuitant dies. No new Contingent Annuitant may be designated after the death of the Primary Annuitant.

Contributions - Purchase amounts received under the Contract and allocated to the Variable Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - The date on which the first Contribution is credited to the Annuity Account.

Eligible Fund - A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Investment Division - A division of the Series Account containing the shares of an Eligible Fund. There is an Investment Division for each Eligible Fund.

Non-Qualified Annuity Contract - An annuity contract which is not intended to be part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended.

Owner (Joint Owner) or You - The person(s), while the Annuitant is living, named in the Contract Data Page who is entitled to exercise all rights and privileges under the Contract. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application. Any reference to Owner in the singular tense shall include the plural, and vice versa, as applicable.

Payment Commencement Date - The date on which annuity payments or periodic withdrawals commence under a payment option. The Payment Commencement Date must be at least one year after the Effective Date of the Contract. If a Payment Commencement Date is not shown on the Contract Data Page, annuity payments will commence on the first day of the month of the Annuitant's 91st birthday. The Payment Commencement Date may be changed by the Owner within 60 days prior to commencement of annuity payments or it may be changed by the Beneficiary upon the death of the Owner.

Premium Tax - The amount of tax, if any, charged by a state or other governmental authority.

Request - Any written, telephoned, or computerized instruction in a form satisfactory to the Company and received at the Annuity Service Center (or other annuity service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to the Company) or the Beneficiary (as applicable) as required by any provision of the Contract or as required by the Company. All Requests are subject to any action taken or payment made by the Company before it was processed.

Series Account - The segregated account established by the Company under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Surrender Value - The Annuity Account Value on the effective date of the surrender, less Premium Tax, if any.

Transaction Date - The date on which any Contribution or Request from the Owner will be processed by the Company at the Annuity Service Center. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer - The moving of money from and among the Investment Division(s).

Variable Sub-Accounts - The sub-division(s) of the Owner's Annuity Account containing the value credited to the Owner under the Annuity Account from an Investment Division.

We, our, us, or GWL&A:  Great-West Life & Annuity Insurance Company.

  ----------------------------------------------------------------------------

                           KEY FEATURES OF THE ANNUITY
  ----------------------------------------------------------------------------

The Contract currently allows you to invest in your choice of 25 different Investment Divisions that invest in Portfolios of Maxim Series Fund, Inc. Your Annuity Account Value allocated to an Investment Division will vary with the investment performance of the Investment Division you select. You bear the entire investment risk for all amounts invested in the Investment Division(s). Your Annuity Account Value could be less than the total amount of your Contributions.

Who should invest. The Contract is designed for investors who are seeking long-term tax deferred asset accumulation with a wide range of investment options. The Contract can be used for retirement or other long-term investment purposes. The deferral of income taxes is particularly attractive to investors in high federal and state tax brackets who have already fully taken advantage of their ability to make IRA contributions or "pre-tax" contributions to their employer sponsored retirement or savings plans.

A Wide Range of Variable Investment Choices. The Contract gives you an opportunity to select among 25 different Investment Divisions. Each Investment Division invests in shares of an Eligible Fund.

The distinct investment objectives and policies for each Eligible Fund are more fully described in their individual fund prospectuses which are available from the Annuity Service Center, P.O. Box 1700, Denver, Colorado 80201, or via telephone at 800-xxx-xxxx.

How to Invest. You must complete a Contract application form in order to invest in the Contract and you must pay by check. The minimum initial investment is $5,000. Subsequent investments must be at least $500. The minimum initial investment may be reduced to $1,000 should the Owner agree to make additional $100 per month minimum recurring deposits through an ACP.

Free Look Period. The Contract provides for a Free Look Period which allows you to cancel your investment generally within 10 days of your receipt of the Contract. You can cancel the Contract during the Free Look Period by delivering or mailing the Contract to the Annuity Service Center. The cancellation is not effective unless we receive a notice which is postmarked before the end of the Free Look Period. If the Contract is returned, the Contract will be void from the start and the greater of: (a) Contributions received less surrenders, withdrawals and distributions, or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded. These procedures may vary where required by state law. (See "Application and Contributions.")

Allocation of the Initial Investment. The initial Contribution allocated to an Investment Division will be allocated to the Money Market Portfolio until the next Transaction Date following the end of the Free Look Period. At that time, the Annuity Account Value will be allocated to the Investment Divisions in accordance with your instructions. (See "Annuity Account Value.")

Charges and Deductions Under the Contract. The Contract is a "no load" variable annuity and, as such, imposes no sales charges, redemption or withdrawal charges.

For Contracts having an Annuity Account Value of less than $50,000, a Contract Maintenance Charge of no more than $30 will be deducted annually from your Annuity Account Value. There will be a transfer fee of $10 for each Transfer in excess of twelve Transfers per calendar year. (See "Charges and Deductions," for more information.) GWL&A also deducts from the net asset value of the Series Account an amount, computed daily, equal to and annual rate of 0.55% for mortality and expense risk guarantees plus 0.10% for administrative expenses. (See "Charges and Deductions" for more information.)

Depending on your state of residence, we may deduct a charge for Premium Tax from purchase payments or amounts withdrawn or at the Payment Commencement Date. (See "Charges and Deductions," for more information.)

Transfers. You may transfer your Annuity Account Value among the Investment Divisions as often as you like with no immediate tax consequences. You may make a Transfer Request to the Annuity Service Center. A transfer fee may apply. See "Charges and Deductions.")

Full and Partial Withdrawals. You may withdraw all or part of your Annuity Account Value before the earlier of the annuity commencement date you selected or the Annuitant's or Owner's death. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty tax. The minimum partial withdrawal is $500. There is no limit on the number of withdrawals made. The Company may delay payment of withdrawals from your Variable Sub-Accounts by up to 7 days. (See "Cash Withdrawals.")

Annuity Options. Beginning on the first day of the month immediately following the annuity commencement date you select, you may elect to receive annuity payments on a variable basis. (The default date is the first day of the month that the Annuitant attains age 91.) A wide range of annuity options are available to provide flexibility in choosing an annuity payment schedule that meets your particular needs. These annuity options include alternatives designed to provide payments for life, with or without a guaranteed minimum number of payments. (See "Payment Options.")

Death Benefit. The amount of the death benefit, if payable before annuity payments commence, will be the greater of (a) the Annuity Account Value as of the date a Request for payment is received, less Premium Tax, if any; or (b) the sum of Contributions paid, less partial withdrawals and Periodic Withdrawals, less charges deducted under the Contract, if any, less Premium Tax, if any.
(See "Death Benefit.")

Customer Service. Professional representatives are available toll-free to assist you. If you have any questions about your Contract, please telephone the Annuity Service Center (800-xxx-xxxx) or write to the Annuity Service Center at P.O. Box 1700, Denver, Colorado 80201. All inquiries should include the Contract number and the Owner's name. As a Contract Owner you will receive periodic statements confirming any transactions relating to your Contract, as well as a quarterly statement and an annual report.

                                  VARIABLE ANNUITY FEE TABLE

        The purpose of this table and the examples that follow is to assist you in understanding the various costs and expenses that you will bear directly or indirectly when investing in the Contract. The table and examples reflect expenses related to the Investment Divisions as well as of the Eligible Funds. The table assumes that the entire Annuity Account Value is allocated to one or more Investment Divisions. The information set forth should be considered together with the narrative provided under the heading "Charges and Deductions," and with the Funds' prospectuses. In addition to the expenses listed below, Premium Tax may be applicable.


Contract Owner Transaction Expenses1

Sales Load                                  None
Surrender Fee                               None
Transfer Fee (First 12 Per Year)2              None
Annual Contract Maintenance Charge3         $30.00

Investment Division Annual Expenses
(as a percentage of average account value)

Administrative Expense Charge                     0.10%
Other Fees and Expenses                     0.00%
Mortality and Expense  Risk Charge          0.55%
                                            -----
Total Investment Division Annual Expenses   0.65%

                               Eligible Fund Annual Expenses (1)
(as a percentage of Eligible Fund net assets, after expenses reimbursements and fee waivers)

Portfolio                                 Management      Other         12b-1      Total Eligible
                                          Fees            Expenses      Fees       Fund Expenses
Maxim Money Market Portfolio              .46%            0%            0%         .46%
Maxim Bond Portfolio                      .60%            0%            0%         .60%
Maxim  Investment  Grade  Corporate Bond  .60%            0%            0%         .60%
Portfolio
Maxim Short-Term-Maturity Bond Portfolio  .60%            0%            0%         .60%
Maxim   U.S.    Government    Securities  .60%            0%            0%         .60%
Portfolio
Maxim    U.S.     Government    Mortgage  .60%            0%            0%         .60%
Securities Portfolio
Maxim Corporate Bond Portfolio            .90%            0%            0%         .90%
Maxim Stock Index Portfolio               .60%            0%            0%         .60%
Maxim Small-Cap Index Portfolio           .60%            0%            0%         .60%
Maxim Growth Index Portfolio              .60%            0%            0%         .60%
Maxim Value Index Portfolio               .60%            0%            0%         .60%
Maxim MidCap Portfolio                    .95%            .15%          0%         1.15%
Maxim  T.   Rowe   Price   Equity/Income  .80%            .15%          0%         .95%
Portfolio
Maxim MidCap Growth Portfolio             1.00%           .05%          0%         1.05%
Maxim Small-Cap Value Portfolio           1.00%           .35%          0%         1.35%
Maxim INVESCO ADR Portfolio               1.00%           .30%          0%         1.30%
Maxim INVESCO Small-Cap Growth Portfolio  .95%            .15%          0%         1.10%
Maxim INVESCO Balanced Portfolio          1.00%           0%            0%         1.00%
Maxim Foreign Equity Portfolio            1.00%           .50%          0%         1.50%
Maxim Blue Chip Portfolio                 1.00%           .15%          0%         1.15%
Maxim Aggressive Profile Portfolio+       .25%            0%            0%         .25%
Maxim  Moderately   Aggressive   Profile  .25%            0%            0%         .25%
Portfolio+
Maxim Moderate Profile Portfolio+         .25%            0%            0%         .25%
Maxim  Moderately  Conservative  Profile  .25%            0%            0%         .25%
Portfolio+
Maxim Conservative Profile Portfolio+     .25%            0%            0%         .25%


+ Each Profile Portfolio invests in shares of other Maxim Portfolios ("Underlying Portfolios"). Therefore, each Profile Portfolio will, in addition to its own expenses such as management fees, bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Profile Portfolio will be net of the Underlying Portfolios expenses.

                               Minimum Total Maxim Series   Maximum Total Maxim Series
                                    Fund Annual Expenses*       Fund Annual Expenses**
Aggressive Profile                          1.05%                        1.51%
Moderately Aggressive Profile               1.01%                        1.44%
Moderate Profile                            0.97%                        1.35%
Moderately Conservative Profile             0.96%                        1.26%
Conservative Profile                        0.85%                        1.11%

* The Minimum Fees are determined by assuming the allocation of each Profile Portfolio's assets to those for the Underlying Portfolios (please see the Maxim Series Fund prospectus for the Profile Portfolios for further information on the Profile Portfolios) with the lowest Total Annual Expenses.

** The Maximum Fees are determined by assuming the allocation of each Profile Portfolio's assets to those for the Underlying Portfolios (please see the Maxim Series Fund prospectus for the Profile Portfolios for further information on the Profile Portfolios) with the highest Total Annual Expenses.



(1) The figures given above reflect the amounts deducted after expense offset arrangements, if any, from the Eligible Funds during 1997. The investment adviser to Maxim Series Fund, Inc., in its sole discretion, has waived all or part of its fees and/or voluntarily assumed certain expenses for the Portfolios listed below. For a more complete description of the Eligible Funds' fees and expenses, see the Maxim Series Fund, Inc. prospectus. As of the date of this Prospectus, certain fees are being waived or expenses are being assumed, in each case on a voluntary basis. Without such waivers or reimbursements, the total Eligible Fund annual expenses that would have been incurred for the last completed fiscal year would be: % for Maxim T. Rowe Price Equity/Income Portfolio; % for Maxim MidCap Growth Portfolio; % for Maxim Small-Cap Value Portfolio; % for Maxim INVESCO ADR Portfolio; % for Maxim INVESCO Small-Cap Growth Portfolio; % for Maxim Foreign Equity Portfolio; and, % for Maxim Blue Chip Portfolio.

                                           Examples

If you retain, annuitize, or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets and an assessment of the mortality and expense risk charge and administrative expense charge under any contract:


Investment Divisions                               1 Year                      3 Years

Maxim Money Market Portfolio                       $12.83                    $41.93
Maxim Bond Portfolio                               $14.29                    $46.41
Maxim  Investment  Grade  Corporate Bond           $14.29                    $46.41
Portfolio
Maxim Short-Term-Maturity Bond Portfolio           $14.29                    $46.41
Maxim   U.S.    Government    Securities           $14.29                    $46.41
Portfolio
Maxim    U.S.     Government    Mortgage           $14.29                    $46.41
Securities Portfolio
Maxim Corporate Bond Portfolio                     $17.39                    $56.56
Maxim Stock Index Portfolio                        $14.29                    $46.41
Maxim Small-Cap Index Portfolio                    $14.29                    $46.41
Maxim Growth Index Portfolio                       $14.29                    $46.41
Maxim Value Index Portfolio                        $14.29                    $46.41
Maxim MidCap Portfolio                             $19.45                    $63.15
Maxim  T.   Rowe   Price   Equity/Income           $17.90                    $58.21
Portfolio
Maxim MidCap Growth Portfolio                      $18.94                    $61.51
Maxim Small-Cap Value Portfolio                    $22.02                    $71.33
Maxim INVESCO ADR Portfolio                        $21.51                    $69.69
Maxim INVESCO Small-Cap Growth Portfolio           $19.45                    $63.15
Maxim INVESCO Balanced Portfolio                   $18.42                    $59.86
Maxim Foreign Equity Portfolio                     $23.56                    $76.20
Maxim Blue Chip Portfolio                          $19.94                    $64.79
Maxim Aggressive Profile Portfolio*                $21.92                    $71.00
Maxim  Moderately   Aggressive   Profile           $21.10                    $68.39
Portfolio*
Maxim Moderate Profile Portfolio*                  $20.27                    $65.77
Maxim  Moderately  Conservative  Profile           $19.76                    $64.13
Portfolio*
Maxim Conservative Profile Portfolio*              $18.21                    $59.20


*The Examples of expenses for the Profile Portfolios are calculated using the midpoint of the minimum and maximum fees set forth under Eligible Fund Annual Expenses.

These examples should not be considered representations of past or future expenses. Actual expenses paid may be greater or less than those shown, subject to the guarantees in the Contract.

The purpose of the table shown above is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly or indirectly. For more information pertaining to these costs and expenses, see "Charges and Deductions."

These examples assume that no premium taxes have been assessed (although premium taxes may be applicable - see "Premium Tax").

  ----------------------------------------------------------------------------

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                             AND THE SERIES ACCOUNT
  ----------------------------------------------------------------------------

Great-West Life & Annuity Insurance Company  ("GWL&A")

        The Company is a stock life insurance company originally organized under the laws of the state of Kansas as the National Interment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to
Insuramerica Corporation prior to changing to its current name in 1982. In September of 1990, GWL&A redomesticated and is now organized under the laws of the state of Colorado.

        GWL&A is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in the District of Columbia, Puerto Rico and 49 states in the United States.

        GWL&A is a wholly-owned subsidiary of The Great-West Life Assurance Company ("Great-West Life"). Great-West Life is a subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr.Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

The Series Account

        The Maxim Series Account ("Series Account") was originally established by GWL&A under Kansas law on June 24, 1981. The Series Account now exists pursuant to Colorado law as a result of the redomestication of GWL&A. The Series Account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended ("1940 Act"), as a unit investment trust. The Series Account meets the definition of a "separate account" under the federal securities laws. However, such registration does not involve supervision of the management of the Series Account or the Company by the Commission.

        The Company does not guarantee the investment performance of the Series Account. Annuity Account Value and the amount of variable annuity payments depend on the investment performance of the Eligible Funds. Thus, the Contract Owner bears the full investment risk for all Contributions allocated to the Series Account.

        The Series Account is administered and accounted for as part of the general business of the Company; but the income, capital gains, or capital losses of each Investment Division are credited to or charged against the assets held in that Investment Division in accordance with the terms of the Contract, without regard to other income, capital gains or capital losses of any other Investment Division or arising out of any other business the Company may conduct. Under Colorado law, the assets of the Series Account are not chargeable with liabilities arising out of any other business the Company may conduct. Nevertheless, all obligations arising under the Contracts are generally corporate obligations of the Company.

        The Series Account currently has 25 Investment Divisions available for allocation of Contributions. If, in the future, the Company determines that marketing needs and investment conditions warrant, it may establish additional Investment Divisions which will be made available to Owners to the extent and on a basis to be determined by the Company, (See "Addition, Deletion, or Substitution," for more information). Each Investment Division invests in shares of an Eligible Fund, each having a specific investment objective.

  ----------------------------------------------------------------------------

                               THE ELIGIBLE FUNDS
  ----------------------------------------------------------------------------

        The Eligible Funds described below are offered exclusively for use as funding vehicles for insurance products and, consequently, are not publicly available mutual funds. Each Eligible Fund has separate investment objectives and policies. As a result, each Eligible Fund operates as a separate investment portfolio and the investment performance of one Eligible Fund has no effect on the investment performance of any other Eligible Fund.
See the Eligible Funds' prospectuses for more information.

o the Maxim Money Market Portfolio seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives through investments in short-term money market securities. Shares of the Maxim Money Market Portfolio are neither insured nor guaranteed by the U.S. Government. Further, there is no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

o the Maxim Bond Portfolio seeks to achieve maximum total return consistent with the preservation of capital, through investment in an actively managed portfolio of debt securities.

o the Maxim Stock Index Portfolio seeks to provide investment results, before fees, that correspond to the total return of the S&P 500 Index and the S&P Mid-Cap Index, weighted according to their respective pro-rata shares of the market. Standard & Poor's Corporation is not a sponsor of, or in any other way affiliated with the Portfolio or the Fund.

o the Maxim U.S. Government Securities Portfolio seeks the highest level of return consistent with preservation of capital and substantial credit protection and seeks to achieve this objective by investing in mortgage-related securities issued or guaranteed by an agency or instrumentality of the U.S. Government, other U.S. agency and instrumentality obligations, and in U.S. Treasury obligations.

o the Maxim Small-Cap Index Portfolio seeks to provide investment results, before fees, that correspond to the total return of the Standard & Poor's Small-Cap 600 Index.4

o the Maxim MidCap Portfolio seeks to provide long-term growth of capital through investment of at least 65% of the Portfolio's assets in medium sized companies.

o the Maxim Corporate Bond Portfolio seeks high total investment return by investing primarily in debt securities (including convertibles), although up to 20% of its assets, at the time of acquisition, may be invested in preferred stocks.

o the Maxim Small-Cap Value Portfolio seeks to achieve long-term capital appreciation by investing primarily in common stocks, although the Portfolio may also invest in other securities, including restricted and preferred stocks. The Portfolio focuses on issuers generally ranging in market capitalization from $50 million to $1.5 billion.

o the Maxim INVESCO Small-Cap Growth Portfolio seeks to achieve long-term capital growth by investing its assets principally in a diversified group of equity securities of emerging growth companies with market capitalization of $1 billion or less at the time of initial purchase.

o the Maxim INVESCO ADR Portfolio seeks to achieve a high total return on investment through capital appreciation and current income, while reducing risk through diversification by investing substantially all its assets in foreign securities that are issued in the form of American Depositary Receipts ("ADRs") or foreign stocks that are registered with the Securities and Exchange Commission and traded in the U.S.

o the Maxim INVESCO Balanced Portfolio seeks to achieve a high total return on investment through capital appreciation and current income. The Portfolio invests in a combination of common stocks (normally 50% to 70% of total assets) and fixed income securities (normally 25% or more).

o the Maxim T. Rowe Price Equity/Income Portfolio seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.

o the Maxim Value Index Portfolio seeks to provide investment results, before fees, that correspond to the total return of the Russell 1000 Value Index. The Russell 1000 Value Index was developed by the Frank Russell Company to track stock market performance of stocks from the Russell 1000 Index exhibiting certain characteristics suggesting value potential. The Frank Russell Company is not a sponsor of, or in any other way affiliated with the Portfolio or the Fund.

o the Maxim Growth Index Portfolio seeks to provide investment results, before fees, that correspond to the total return of the Russell 1000 Growth Index. The Russell 1000 Growth Index was developed by the Frank Russell Company to track stock market performance of stocks from the Russell 1000 Index exhibiting certain characteristics suggesting growth potential. The Frank Russell Company is not a sponsor of, or in any other way affiliated with the Portfolio or the Fund.

o the Maxim Blue Chip Portfolio seeks long-term growth of capital and income by investing primarily in common stocks of large, well-established, stable and mature companies, commonly known as "Blue Chip" companies.

o the Maxim MidCap Growth Portfolio seeks long-term appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The Portfolio will normally invest at least 65% of its assets in a diversified portfolio of mid-cap companies whose earnings are expected to grow at a faster rate than the average company.

o the Investment Grade Corporate Bond Portfolio, which seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing primarily in investment grade corporate debt securities and in debt securities issued by the U.S. Government and its agencies.

o the U.S. Government Mortgage Securities Portfolio, which seeks the highest level of return consistent with preservation of capital and substantial credit protection and seeks to achieve this objective by investing in mortgage-related securities issued or guaranteed by an agency or instrumentality of the U.S. Government, other U.S. agency and instrumentality obligations, and in U.S. Treasury obligations.

o the Short-Term Maturity Bond Portfolio, which seeks preservation of capital, liquidity and maximum total return through investment in an actively managed portfolio of debt securities.

o the Foreign Equity Portfolio, which seeks total return from long-term growth of capital and dividend income and seeks to achieve its investment objective by investing its assets primarily in international equity securities which are predominately common stocks and may also include any types of equity securities.

o the Maxim Aggressive Profile Portfolio seeks to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Portfolios. It is designed for an investor who is willing to take on a greater degree of risk now for the chance of better returns later and places a higher priority on investment growth than on safety. This investor typically is comfortable riding out the ups and downs of the markets. This Portfolio would not be appropriate for an investor with a short investment horizon.

o the Maxim Moderately Aggressive Profile Portfolio seeks to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Portfolios. It is designed for an investor who is willing to take on a slightly greater degree of risk now for the chance of better returns later and places a high priority on investment growth but also seeks some safety. This investor typically is comfortable riding out the ups and downs of the markets but is not comfortable with the volatility that would be associated with the Maxim Aggressive Profile Portfolio. This Portfolio would not be appropriate for an investor with a short investment horizon.

o the Maxim Moderate Profile Portfolio seeks to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Portfolios. This investor likes the potential for higher returns but seeks more safety than an aggressive or moderately aggressive investor.

o the Maxim Moderately Conservative Profile Portfolio seeks to achieve the highest possible total return consistent with reasonable risk through a combination of income and capital appreciation by investing in other Maxim Portfolios. This Portfolio is designed for an investor who places a priority on investment safety but is willing to take some risk for a potential higher return on investment. This investor may be approaching retirement or simply prefers to take less risk than other investors.

o the  Maxim  Conservative  Profile  Portfolio  seeks to  achieve  total  return consistent with preservation of capital primarily through fixed income investments by investing in other Maxim Portfolios. This Portfolio is designed for an investors whose highest priority is safety for which the investor is willing to accept lower potential return on investment. This investor may be approaching retirement or simply prefers to take less risk than other investors.

     The investment adviser of Maxim Series Fund, Inc. is GW Capital Management, LLC. The Maxim MidCap Portfolio is managed on a sub-advisory basis by Janus Capital Corporation of Denver, Colorado. The Maxim T. Rowe Price Equity/Income and Maxim MidCap Growth Portfolios are managed on a sub-advisory basis by T.
Rowe  Price  Associates,  Inc.  of  Baltimore, Maryland.   The  Maxim  Corporate
Bond and Foreign Equity Portfolios are managed on a sub-advisory basis by Loomis, Sayles & Company, LP of Boston, Massachusetts. The Small-Cap Value Portfolio is managed on a sub-advisory basis by Ariel Capital Management, Inc. of Chicago, Illinois. The Maxim INVESCO ADR, Maxim INVESCO Small-Cap Growth and Maxim INVESCO Balanced Portfolios are managed on a sub-advisory basis by INVESCO Trust Company of Denver, Colorado. The Maxim Blue Chip Portfolio is managed on a sub-advisory basis by Founders Asset Management, Inc. of Denver, Colorado.

                                              ***

        Meeting investment objectives depends on various factors, including, but not limited to, how well the Eligible Fund managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE ELIGIBLE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

        Each Eligible Fund is registered with the Commission as an open-end management investment company or portfolio thereof. The Commission does not supervise the management or the investment practices and policies of any of the Eligible Funds.

        Since some of the Eligible Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life products, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more other separate accounts investing in the Eligible Funds. In the event of a material conflict, the affected insurance companies are required to take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the Eligible Funds. See the Eligible Funds' prospectuses for more details.

        Additional information concerning the investment objectives and policies of all of the Eligible Funds and the investment advisory services and administrative services and charges can be found in the current prospectuses for the Eligible Funds, which can be obtained by calling the Annuity Service Center at 800-xxx-xxxx, or by writing to Annuity Service Center, P.O. Box 1700, Denver, Colorado 80201. The Eligible Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Investment Divisions.

Addition, Deletion, or Substitution

        GWL&A reserves the right to eliminate the shares of any Eligible Fund held by an Investment Division and to substitute shares of another Eligible Fund or of another investment company, for the shares of any Eligible Fund, if the shares of the Eligible Fund are no longer available for investment or if, in GWL&A's judgment, investment in any Eligible Fund would be inappropriate in view of the purposes of the Series Account. To the extent required by the 1940 Act, a substitution of shares attributable to the Owner's interest in an Investment Division will not be made without prior notice to the Owners and the prior approval of the Commission. Nothing contained herein shall prevent the Series Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of Requests made by you.

        New Investment Divisions may be established when, in our discretion, marketing, tax, investment or other conditions so warrant. Any new Investment Divisions will be made available to Owners on a basis to be determined by us. Each additional Investment Division will purchase shares in a Eligible Fund or in another mutual fund or investment vehicle. We may also eliminate one or more Investment Divisions if, in our sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Investment Division is eliminated, we will notify the Owners and request a re-allocation of the amounts invested in the eliminated Investment Division.

        In the event of any such substitution or change, we may make such changes to your Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Series Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts. Such changes will be made in compliance with applicable law.

  ----------------------------------------------------------------------------

                          APPLICATION AND CONTRIBUTIONS
  ----------------------------------------------------------------------------

Contributions

        All Contributions may be paid at the Annuity Service Center by a check payable to GWL&A.

        The initial Contribution for the Contract must be at least $5,000. Subsequent Contributions must be at least $500. This minimum initial investment may be reduced to $1,000, but only if you participate in an Automatic Contribution Plan and contribute at least $100 per month through a recurring deposit. A confirmation will be issued to you upon the acceptance of each Contribution.

        Your Contract will be issued and your Contribution generally will be accepted and credited within two business days after receipt of an acceptable application and receipt of the initial Contribution at the Annuity Service Center. All Contributions should be paid to the Annuity Service Center by check (payable to GWL&A). Acceptance is subject to there being sufficient information in a form acceptable to us and we reserve the right to reject any application or Contribution.

        The Annuity Service Center will process your application and Contributions. If your application is complete, then the Contribution will generally be credited within two business days following receipt of the application. If your application is incomplete, the Annuity Service Center will contact you for the additional information.

        If your Contribution is by check, and the application is complete, GWL&A will use its best efforts to credit the Contribution on the day of receipt, but in all such cases it will be credited to your Contract within two business days of receipt. If your application is incomplete, the Annuity Service Center will contact you by telephone to obtain the required information. If your application remains incomplete for five business days, we will return to you both the check and the application unless you consent to our retaining the initial Contribution and crediting it as soon as the requirements are fulfilled.

        A Contract may be returned within ten days after receipt, or longer where required by law ("Free Look Period"). During the Free Look Period, all contributions will be processed as follows:

        (1) Amounts the Owner has directed to be allocated to one or more of the Investment Divisions will first be allocated to the Money Market Investment Division until the next Transaction Date following the end of the Free Look Period. On that date, the Annuity Account Value held in the Money Market Investment Division will be allocated to the Investment Divisions selected by the Owner.

        (2) During the Free Look Period, you may change the allocation percentages among the Investment Divisions and/or your selection of Investment Divisions to which Contributions will be allocated after the Free Look Period.

        (3) If the Contract is returned, the contract will be void from the start and the greater of: (a) Contributions received less surrenders, withdrawals and distributions or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded. Exercising the return privilege requires the return of the Contract to the Company or to the Annuity Service Center.

        Additional Contributions may be made at any time prior to the Payment Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500 or $100 per month if under an ACP. Additional contributions will be credited within two days following receipt. Total Contributions may exceed $1,000,000 with our prior approval.

        The Company reserves the right to modify the limitations set forth in this section.

  ----------------------------------------------------------------------------

                              ANNUITY ACCOUNT VALUE
  ----------------------------------------------------------------------------

        Before the annuity commencement date, the Annuity Account Value is the total dollar amount of all Accumulation Units under each of your Variable Sub-Accounts. Initially, the value of each Accumulation Unit was set at $10.00. Each Variable Sub-Account's value prior to the Payment Commencement Date is equal to: (a) net Contributions allocated to the corresponding Investment Division; plus or minus (b) any increase or decrease in the value of the assets of the Variable Sub-Account due to investment results; less (c) the daily Mortality and Expense Risk Charge; less (d) the daily Administrative Expense Charge; less (e) reductions for the Contract Maintenance Charge deducted on the last business day of each Contract Year; less (f) any applicable Transfer Fees; and less (g) any withdrawals or Transfers from the Variable Sub-Account.

        A Valuation Period is the period between successive Valuation Dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for regular business. The value of an Investment Division's assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

        The Annuity Account Value is expected to change from Valuation Period to
Valuation  Period,   reflecting  the  investment   experience  of  the  selected
Investment Division(s) as well as the deductions for charges.

        Contributions which you allocate to an Investment Division are used to purchase Variable Accumulation Units in the Investment Division(s) you select. The number of Accumulation Units to be credited will be determined by dividing the portion of each Contribution allocated to the Investment Division by the value of an Accumulation Unit determined at the end of the Valuation Period during which the Contribution was received. In the case of the initial
Contribution, Accumulation Units for that payment will be credited to the Annuity Account Value held in the Money Market Investment Division until the end of the Free Look Period (see "Application and Contributions," for more information). In the case of any subsequent Contribution, Accumulation Units for that payment will be credited at the end of the Valuation Period during which we receive the Contribution. The value of an Accumulation Unit for each Investment Division for a Valuation Period is established at the end of each Valuation Period and is calculated by multiplying the value of that unit at the end of the prior Valuation Period by the Investment Division's Net Investment Factor for the Valuation Period.

        The Net Investment Factor is determined by dividing (a) by (b), then subtracting (c) where.

        (a) is the net result of:
            The net asset value per share of the Eligible Fund shares held in the Investment Division as of the end of the Valuation Period; plus or minus
            The per-share amount of any dividend or capital gain distributions made by the underlying fund on shares held in the Investment Division if the "ex-dividend" date occurs in the Valuation Period; plus or minus
            A per share charge or credit for any taxes incurred by or provided for in the Investment Division which is determined by GWL&A to have resulted from the investment operations of the Investment Division; and

        (b)     is the net result of:
            The net asset value per share of the underlying fund shares held in the Investment Division as of the end of the last prior Valuation Period; and

        (c)     is:
            The daily Mortality and Expense Risk Charge times the number of calendar days in the current Valuation period; plus
            The daily Administrative Expense Charge times the number of calendar days in the current Valuation Period.

  ----------------------------------------------------------------------------

                                    TRANSFERS
  ----------------------------------------------------------------------------

In General

        Prior to the Payment Commencement Date you may Transfer all or part of your Annuity Account Value among and among the Investment Divisions by telephone or by sending a Request to the Annuity Service Center. The Request must specify the amounts being Transferred, the Investment Division(s) from which the Transfer is to be made, and the Investment Division(s) that will receive the Transfer.

        Currently, there is no limit on the number of Transfers you can make among the Investment Divisions during any calendar year. There is no charge for the first twelve Transfers each calendar year, but there will be a charge of $10 for each additional Transfer in each calendar year. We reserve the right to limit the number of Transfers you make. The charge will be deducted from the amount transferred. All Transfers made on a single Transaction Date will be aggregated to count as only one Transfer toward the twelve free Transfers; however, if a one time rebalancing Transfer also occurs on the Transaction Date, it will be counted as a separate and additional Transfer.

               A Transfer generally will be effective on the date the Request for Transfer is received by the Annuity Service Center if received before 4:00 p.m. Eastern Time. Under current law, there will not be any tax liability to you if you make a Transfer.

        Transfers involving the Investment Divisions will result in the purchase and/or cancellation of Accumulation Units having a total value equal to the dollar amount being Transferred to or from a particular Investment Division. The purchase and/or cancellation of such units generally shall be made using the Annuity Account Value as of the end of the Valuation Date on which the Transfer is effective.

Possible Restrictions

        We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time. For example, restrictions may be necessary to protect Owners from adverse impacts on portfolio management of large and/or numerous Transfers by market timers or others. We have determined that the movement of significant amounts from one Investment Division to another may prevent the underlying Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in Eligible Fund transaction costs which must be indirectly borne by Owners. Therefore, we reserve the right to require that all Transfer Requests be made by the Owner and not by an Owner's designee and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to request that each Transfer Request be submitted in writing and be manually signed by the Owner; facsimile Transfer Requests may not be allowed. Transfers among the Investment Divisions may also be subject to such terms and conditions as may be imposed by the Eligible Funds.

Custom Transfer:  Dollar Cost Averaging (Automatic Transfers)

        The Owner may Request to automatically Transfer at regular intervals, predetermined amounts from one Investment Division selected from among those being allowed under this option (which may be modified by the Company from time to time) to any of the other Investment Divisions. The intervals between Transfers may be monthly, quarterly, semi-annually or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. If there are insufficient funds in the applicable Variable Sub-Account on the date of Transfer, no Transfer will be made; however, Dollar Cost Averaging will resume once there are sufficient funds in the applicable Variable Sub-Account. Dollar Cost Averaging will terminate automatically upon the annuity commencement date. Amounts transferred through Dollar Cost Averaging are not counted against the twelve free Transfers allowed in a calendar year.

        Automatic Transfers must meet the following conditions:

        1. The minimum amount that can be Transferred out of the selected Investment Division is $100 per month.

        2. The Owner must specify dollar amount to be Transferred, designate the Investment Division(s) to which the Transfer will be made and the percent to be allocated to such Investment Division(s). The Accumulation Unit values will be determined on the Transfer Date.

        Dollar Cost Averaging may be used to purchase Accumulation Units of the Investment Divisions over a period of time. The Owner, by Request, may cease Dollar Cost Averaging at any time. Participation in Dollar Cost Averaging does not, however, assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend or terminate Dollar Cost Averaging at any time.

Custom Transfer: Rebalancer Option

        The Owner may Request to automatically Transfer among the Investment Divisions on a periodic basis by electing the Rebalancer Option. This option automatically reallocates the Annuity Account Value to maintain a particular allocation among Investment Divisions selected by the Owner. The amount allocated to each Investment Division will increase or decrease at different rates depending on the investment experience of the Investment Division.

        The Owner may Request that the rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request. This Transfer will count as one Transfer towards the twelve free Transfers allowed in a calendar year. (See "Transfer Fee," for more information.)

        Rebalancing may also be set up on a quarterly, semiannual or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected Investment Divisions. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Annuity Account Value must be included. Transfers set up with these frequencies will not count against the twelve free Transfers allowed in a calendar year.

        The Owner must specify the percentage of Annuity Account Value to be allocated to each Investment Division and the frequency of rebalancing. The Owner, by Request, may modify the allocations or cease the Rebalancer Option at any time. The Rebalancer Option will terminate automatically upon the Payment Commencement Date. Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

  ----------------------------------------------------------------------------

                                CASH WITHDRAWALS
  ----------------------------------------------------------------------------


Withdrawals

        You (the Owner) may withdraw from the Contract all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payments commence by Request at the Annuity Service Center subject to the rules below. Federal or state laws, rules or regulations may apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, on the effective date of the surrender, and less any applicable Premium Tax. No withdrawals may be made after the date annuity payments commence. A Request for a partial withdrawal will result in a reduction in your Annuity Account Value equal to the sum of the dollar amount withdrawn.

        The minimum partial withdrawal is $500. Partial withdrawals are unlimited; however, you must specify the Investment Division(s) from which the withdrawal is to be made. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

        The following terms apply:

        (a) No partial withdrawals are permitted after the date annuity payments commence.

        (b) A partial withdrawal will be effective upon the Transaction Date.

        Withdrawals may be taxable (this includes Periodic Withdrawals, discussed below). Moreover, the Internal Revenue Code (the "Code") provides that a 10% penalty tax may be imposed on the taxable portions of certain early withdrawals. The Code generally requires us to withhold federal income tax from withdrawals. However, generally you will be entitled to elect, in writing, not to have tax withholding apply unless withholding is mandatory for your Contract. Withholding applies to the portion of the withdrawal which is included in your income and subject to federal income tax. The tax withholding rate is 10% of the taxable amount of the withdrawal. Withholding applies only if the taxable amount of the withdrawal is at least $200. Some states also require withholding for state income taxes.
(See "Federal Tax Matters," for more information.)

        Withdrawal Requests must be in writing to ensure that your instructions regarding withholding are followed. If an adequate election is not made, the Request will be denied and no withdrawal or partial withdrawal will be processed.

        After a withdrawal of all of your total Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

  ----------------------------------------------------------------------------

                             TELEPHONE TRANSACTIONS
  ----------------------------------------------------------------------------

        We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. However, we may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transactions may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

        We reserve the right to suspend telephone transaction privileges at any time, for some or all Contracts, and for any reason. Withdrawals are not permitted by telephone.

  ----------------------------------------------------------------------------

                                  DEATH BENEFIT
  ----------------------------------------------------------------------------

Payment of Death Benefit

        Before the date annuity payments commence, the death benefit, if any, will be equal to the greater of: (a) the Annuity Account Value as of the date the Request for payment is received, less Premium Tax, if any, or (b) the sum of Contributions paid, less partial withdrawals and/or Periodic Withdrawals, less Premium Tax, if any. The death benefit will become payable following the Company's receipt of a Request from the Beneficiary. When an Owner or the Annuitant dies before the annuity commencement date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner(s) until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date payments commence; however, on the date a payment option is processed, amounts in the Variable Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Subject to the distribution rules set forth below, payment of the death benefit may be Requested to be made as follows:

               1.     Payment in a single sum; or
               2. Payment under any of the variable annuity options provided under this Contract.

        In any event, no payment of benefits provided under the Contract will be allowed that does not satisfy the requirements of Section 72(s) of the Code and any other applicable federal or state laws, rules or regulations.

Distribution Rules

1.  Death of Annuitant

        Upon the death of the Annuitant while the Owner is living, and before the annuity commencement date, the Company will pay the death benefit to the Beneficiary unless there is a Contingent Annuitant.

        If a Contingent Annuitant was named by the Owner(s) prior to the Annuitant's death, and the Annuitant dies before the annuity commencement date while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

        If the Annuitant dies after the date annuity payments commence and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the payment option applicable to the Annuitant on the Annuitant's date of death.

        If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

2.  Death of Owner

        If the Owner is not the Annuitant:

        (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may elect to take the death benefit or elect to continue the Contract in force.

        (2) In all other cases, the Company will pay the death benefit to the Beneficiary even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), the Annuitant and/or the Contingent
        Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary elects to become the Owner and Annuitant and to continue the Contract in force.

        If the Owner is not the Annuitant, and the Owner dies after annuity payments commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the payment option applicable on the Owner's death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

        If the Owner is the Annuitant (Owner/Annuitant):

        (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

        (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant and Beneficiary and may elect to take the death benefit or continue the Contract in force.

        (3) In all other cases, the Company will pay the death benefit to the Beneficiary, even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), Annuitant and/or Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and Annuitant and to continue the Contract in force.

        Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

        (1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force; or

        (2) If the Beneficiary is a non-spouse individual, she/he may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payment under any of the variable annuity options available under the Contract, provided that (a) such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by the Company from a non-spouse Beneficiary such that substantially equal installments have begun not later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The death benefit will be determined as of the date the payments commence; or

        (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

Beneficiary

        You may select one or more Beneficiaries. If more than one Beneficiary is selected, unless you indicate otherwise, they will share equally in any death benefit payable. You may change the Beneficiary any time before the Annuitant's death.

        You may, while the Annuitant is living, change the Beneficiary by Request. A change of Beneficiary will take effect as of the date the Request is processed by the Annuity Service Center, unless a certain date is specified by the Owner. If the Owner dies before the Request was processed, the change will take effect as of the date the Request was made, unless the Company has already made a payment or otherwise taken action on a designation or change before receipt or processing of such Request. A beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except as allowed by law.

        The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary survives the Owner or Annuitant, as applicable, the Company will pay the death benefit proceeds to the Owner's estate.

        If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit or may elect to continue the Contract in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

Contingent Annuitant

        While the Annuitant is living, the Owner(s) may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the Request is processed at the Annuity Service Center, unless a certain date is specified by the Owner(s).

  ----------------------------------------------------------------------------

                             CHARGES AND DEDUCTIONS
  ----------------------------------------------------------------------------

        No deductions are made from Contributions except for any applicable Premium Tax. Therefore, the full amount of the Contributions (less any applicable Premium Tax) are invested in the Contract.

        As more fully described below, charges under the Contract are assessed only as deductions for Premium Tax, if applicable, for certain Transfers, as a Contract Maintenance Charge, as an Administrative Expense Charge and as charges against the assets in the Owner's Variable Sub-Account(s) for our assumption of mortality and expense risks.

Mortality and Expense Risk Charge

        We deduct a Mortality and Expense Risk Charge from your Variable Sub-Account(s) at the end of each Valuation Period to compensate us for bearing certain mortality and expense risks under the Contract. This is a daily charge equal to an effective annual rate of 0.55% of the value of the net assets in your Variable Sub-Account(s). The approximate portion of this charge attributable to mortality risks is 0.14%; the approximate portion of this charge estimated to be attributable to expense risk is 0.41%. We guarantee that this charge will never increase.

        The Mortality and Expense Risk Charge is reflected in the unit values for each of your Variable Sub-Accounts. Thus, this charge will continue to be applicable should you choose a variable annuity payment option or the periodic withdrawal option.

        Annuity Account Values and annuity payments are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payments determined in accordance with the annuity tables and other provisions contained in the Contract. Thus you are assured that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payments under the Contract.

        We bear substantial risk in connection with the death benefit before the annuity commencement date, since we will pay a death benefit equal to the greater of: (1) the Annuity Account Value as of the later of the date of death or the date the Request for payment is received, less Premium Tax, if any; or,
(2) the sum of the Contributions paid, less partial withdrawals and/or Periodic Withdrawals, less any charges under Contract less Premium Tax, if any (i.e., we bear the risk of unfavorable experience in your Variable Sub-Accounts).

        The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than anticipated, or exceed the amount recovered through the Contract Maintenance Charge plus the amount, if any, recovered through Transfer Fees.

        If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. Conversely, if this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Administrative Expense Charge

        The Administrative Expense Charge compensates us for some of the costs incurred in administering the Contract and the Variable Account. This is a daily charge equal to an effective annual rate of 0.10% of the value of the net assets in your Variable Sub-Account(s).

Contract Maintenance Charge

        We currently deduct an annual Contract Maintenance Charge of not more than $30 from the Annuity Account Value only on each Contract anniversary date. This charge partially covers our costs for administering the Contracts and the Series Account. Once you have selected a payment option, this charge will cease to apply other than for the Periodic Withdrawal Option. The Contract Maintenance Charge is deducted from your Annuity Account Value allocated to the Money Market Investment Division. If you do not have sufficient Annuity Account Value allocated to the Money Market Investment Division to cover the Contract Maintenance Charge, then the charge or any portion thereof will be deducted on a pro rata basis from all your Variable Sub-Accounts with current value. The Contract Maintenance Charge is currently waived for Contracts with an Annuity Account Value of at least $50,000. If your Annuity Account Value falls below $50,000 due to a withdrawal, the Contract Maintenance Charge will be reinstated until such time as your Annuity Account Value is equal to or greater than $50,000. This charge may also be waived for Contracts issued under certain sponsored arrangements. We do not expect a profit from amounts received from the Contract Maintenance Charge.

Premium Tax

        We may be required to pay state premium taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable state law, we will deduct charges for the premium taxes we incur with respect to a particular Contract from the Contributions, from amounts withdrawn, or from amounts applied on the Payment Commencement Date. In some states, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Transfer Fee

        There will be a $10 charge for each Transfer in excess of twelve Transfers in any calendar year. We do not expect a profit from the Transfer fee for excess Transfers.

Other Taxes

        Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently made for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contracts.

Expenses of the Eligible Funds

        The value of the assets in the Investment Divisions reflect the value of Eligible Fund shares and therefore the fees and expenses paid by each Eligible Fund. A complete description of the fees, expenses, and deductions from the Eligible Funds are found in the Eligible Funds' prospectuses. (See "The Eligible Funds.") Current prospectuses for the Funds can be obtained by calling the Annuity Service Center at 800-xxx-xxxx, or by writing to the Annuity Service Center, P.O. Box 1700, Denver, Colorado 80201.

  ----------------------------------------------------------------------------

                                 PAYMENT OPTIONS
  ----------------------------------------------------------------------------

Periodic Withdrawal Option

        The Owner may Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. The amount applied to a Periodic Withdrawal is the Annuity Account Value, less Premium Tax, if any.

        In Requesting Periodic Withdrawals, the Owner must elect:

        -     The withdrawalfrequency of either 12-,6-,3-, or 1-month intervals;

        -     A withdrawal amount; a minimum of $100 is required;

        -     The calendar day of the month on which withdrawals will be made;

        -     One withdrawal option; and

        - The allocation of withdrawals from the Owner's Variable Sub-Account(s) as follows:
               1) Prorate the amount to be paid across all Variable Sub-Accounts in proportion to the assets in each sub-account; or

               2) Select the Variable Sub-Account(s) from which withdrawals will be made. Once the Variable Sub-Accounts have been depleted, the Company will automatically prorate the remaining withdrawals against all remaining available
                      Variable Sub-Accounts unless the Owner Requests the selection of another Variable Sub-Account.

        The Owner may elect to change the withdrawal option and/or the frequency once each calendar year.

        While Periodic Withdrawals are being received:
        1.    the Owner may continue to exercise all contractual rights that are available
              prior to electing  an annuity option, except that no Contributions may be made;
        2.    the Owner may keep the same  investment  options as were in force before periodic withdrawals began; and
        3     charges and fees under the Contract continue to apply.

        Periodic Withdrawals will cease on the earlier of the date:
        1. the amount elected to be paid under the option selected has been reduced to zero;
        2.     the Annuity Account Value is zero;
        3.     the Owner Requests that withdrawals stop; or
        4.     an Owner or the Annuitant dies.

        The Owner must elect one of the following five (5) withdrawal options:

        1. Income for a Specified Period for at least thirty-six (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration; or

        2. Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or

        3. Any Other Form for a period of at least thirty-six (36) months - Any other form of Periodic Withdrawal which is acceptable to the Company.

        If Periodic Withdrawals cease, the Owner may resume making Contributions. The Owner may elect to restart a Periodic Withdrawal program; however, the Company may limit the number of times the Owner may restart a Periodic Withdrawal program.

        Periodic withdrawals may be taxable and subject to withholding and, for withdrawals made prior to age 59 1/2, may be subject to a 10% federal tax penalty. A competent tax adviser should be consulted before a Periodic Withdrawal Option is requested. (See "Federal Tax Matters," for more information.)

Annuity Date

        The date annuity payments commence may be chosen when the Contract is purchased or at a later date. This date must be at least one year after the initial Contribution. In the absence of an earlier election, the annuity date is the first day of the month of the Annuitant's 91st birthday.

        If an option has not been elected within 30 days of the annuity commencement date, the Annuity Account Value held in the Variable Sub-Account(s) will be applied under Variable Annuity Payment Option 1, discussed below, to provide payments for life with a guaranteed period of 20 years.

Annuity Options

        An annuity option may be selected by the Owner when the Contract is purchased, or at a later date. This selection may be changed, by Request, at any time up to 30 days before the annuity date. In the absence of an election, payments will automatically commence on the annuity date as described above. The amount to be applied is the Annuity Account Value on the annuity date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payment option is $2,000. If the amount is less than $2,000, the Company may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal. Payments may be elected to be received monthly, quarterly, semi-annually or annually. Payments to be made under the annuity payment option selected must be at least $50. The Company reserves the right to make payments using the most frequent payment interval which produces a payment of not less than $50. The maximum amount that may be applied under any payment option is $1,000,000, unless prior approval is obtained from the Company.

        A single sum payment may be elected. If it is, then the amount to be paid is the Surrender Value. If the Owner elects a variable annuity with funds from the Owner's Variable Sub-Accounts, then the amount to be applied is the Annuity Account Value held in the Variable Sub-Account(s), as of the annuity commencement date, less any applicable Premium Tax.

Variable Annuity Payment Options

        Option 1: Variable Life Annuity with Guarantee Period

        This option provides for payments during a designated period and thereafter throughout the life time of the Annuitant. The designated period may be 5, 10, 15 or 20 years. Upon death of the Annuitant, for each remaining designated period, the amounts payable under this payment option will be paid to the Beneficiary.

        Option 2:  Variable Life Annuity

        This annuity is payable during the lifetime of the Annuitant. The annuity terminates with the last payment due prior to the death of the Annuitant. Since no minimum number of payments is guaranteed, this option may offer the maximum level of monthly payments of the annuity options. It is possible that only one payment may be made if the Annuitant died before the date on which the second payment was due. Upon the death of the Annuitant, all payments cease and no amounts are payable to the Beneficiary.

        Variable   annuity   payment   options  are  subject  to  the  following
provisions:

        Amount of First Payment

        The first payment under a variable annuity payment option will be based on the value of the amounts held in each Variable Sub-Account on the 5th Valuation Date preceding the annuity commencement date. It will be determined by applying the appropriate rate to the amount applied under the payment option.

        Annuity Units

        The number of Annuity Units paid to the Annuitant for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by its Accumulation Unit Value on the 5th Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the Annuity Payment Period.

        Amount of Payments after the First

        Payments after the first will vary depending upon the investment experience of the Investment Divisions. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the sub-account Annuity Unit value on the 5th Valuation Date preceding the date the annuity payment is due. The total amount of each variable annuity payment will be the sum of the variable annuity payments for each Variable Sub-Account. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in expenses or mortality experience.

Transfers After the Annuity Commencement Date

        Once annuity payments have begun, Transfers may continue to be made among Investment Divisions. Transfers after the annuity commencement date will be made by converting the number of Annuity Units being Transferred to the number of Accumulation Units of the Variable Sub-Account to which the Transfer is made. The result will be that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payments will reflect changes in the value of the new Annuity Units.

                                             ***

        For annuity options involving life income, the actual age and/or sex of the Annuitant will affect the amount of each payment. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payments until satisfactory proof is received. Since payments to older Annuitants are expected to be fewer in number, the amount of each annuity payment under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

        If the age of the Annuitant has been misstated, the payments established will be made on the basis of the correct age. If payments were too large because of misstatement, the difference with interest may be deducted by the Company from the next payment or payments. If payments were too small, the difference with interest may be added by the Company to the next payment. This interest is at an annual effective rate which will not be less than the minimum interest rate allowed by law.

        Once payments start under the annuity form selected by the Owner: (a) no changes can be made in the annuity form, (b) no additional Contributions will be accepted under the Contract, and (c) no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

                                              ***

        A portion or the entire amount of the annuity payments may be taxable as ordinary income. If, at the time the annuity payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government (an election not to have taxes withheld is not permitted for certain Qualified Contracts). State income tax withholding may also apply. (See "Federal Tax-Matters," below.)

  ----------------------------------------------------------------------------

                               FEDERAL TAX MATTERS
  ----------------------------------------------------------------------------

Introduction

        The following discussion is a general description of federal income tax considerations relating to the Contracts and is not intended as tax advice. Further, this discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

        The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") only. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned.

Tax Status

        The Company is taxed as a life insurance company under Part I of Subchapter L of the Code.

Taxation of Annuities

In General

        Section 72 of the Code governs taxation of annuities in general. An Owner who is a natural person generally is not taxed on increases (if any) in the value of an Annuity Account Value until distribution occurs by withdrawing all or part of the Annuity Account Value (e.g., withdrawals or annuity payments under the annuity form elected). However, under certain circumstances, the Owner may be subject to taxation currently. In addition, an assignment, pledge, or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

        The Owner of any annuity contract who is not a natural person (e.g. a corporation) generally must include in income any increase in the excess of the Annuity Account Value over the "investment in the contract" (discussed below) during each taxable year. The rule does not apply where the non-natural person is the nominal owner of a Contract and the beneficial owner is a natural person. The rule also does not apply in the following circumstances: (1) where the annuity Contract is acquired by the estate of a decedent, (2) where the Contract is a qualified funding asset for a structured settlement, and (3) where the Contract is purchased on behalf of an employee upon termination of a qualified plan. A prospective Owner that is not a natural person may wish to discuss these matters with a competent tax adviser.

        The following discussion generally applies to a Contract owned by a natural person.

Withdrawals

        With respect to Non-Qualified Contracts, partial withdrawals, including Periodic Withdrawals, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Annuity Payments

        Although the tax consequences may vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Annuity Account Value exceeds the "investment in the contract" will be taxed; after the investment in the contract is recovered, the full amount of any additional annuity payments is taxable. Once the investment in the Contract has been fully recovered, the full amount of any additional annuity payments is taxable. If the annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," you should consult a competent tax adviser regarding the deductibility of the unrecovered amount.

Penalty Tax

        In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the recipient of payments under the Contract attains age 59 1/2; (2) made as a result of death or disability of the recipient of payments under the Contract; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Owner and a "designated beneficiary." For more details regarding these exemptions or penalties consult a competent tax adviser.

Taxation of Death Benefit Proceeds

        Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an annuity form, they are taxed in the same manner as annuity payments, as described above.

Distribution-at-Death Rules

        In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules: (A) if any Contract Owner dies on or after the date annuity payments commence, and before the entire interest in the Contract has been distributed, the remainder of his interest will not be distributed under a slower distribution schedule than that provided for in the method in effect on the Contract Owner's death; and (B) if any Contract Owner dies before the date annuity payments commence, his entire interest must generally be distributed within five years after the date of death provided that if such interest is payable to a designated Beneficiary, then such interest may be made over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payments commence within one year after the Contract Owner's death. If the sole designated Beneficiary is the spouse of the Contract Owner, the Contract may be continued in the name of the spouse as Contract Owner. The designated Beneficiary is the natural person designated by the terms of the Contract or by the Contract Owner as the individual to whom ownership of the contract passes by reason of the Contract Owner's death. If the Contract Owner is not an individual, then for purposes of the distribution at death rules, the Primary Annuitant is considered the Contract Owner. In addition, when the Contract Owner is not an individual, a change in the Primary Annuitant is treated as the death of the Contract Owner.

Transfers, Assignments, or Exchanges

        A Transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences to the Owner that are not discussed herein. An Owner contemplating any such designation, transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Multiple Contracts

        All deferred, non-qualified annuity contracts that are issued by the Company (or our affiliates) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. Amounts received under any such Contract may be taxable (and may be subject to the 10% Penalty
Tax) to the extent of the combined income in all such Contracts. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Withholding

        Annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Possible Changes in Taxation

        In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Section 1035 Exchanges

        Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the original contract. Special rules apply to Contracts issued prior to August 14, 1982. Prospective Owners wishing to take advantage of a Section 1035 exchange should consult their tax adviser.

Seek Tax Advice

        The foregoing discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A COMPETENT TAX ADVISER SHOULD BE CONSULTED FOR FURTHER INFORMATION.

  ----------------------------------------------------------------------------

                             ASSIGNMENTS OR PLEDGES
  ----------------------------------------------------------------------------

        Generally, rights in the Contract may be assigned or pledged for loans at any time during the life of the Annuitant.

        If a Contract is assigned, the interest of the assignee has priority over the interest of the Owner and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

        A copy of any assignment must be submitted to the Company at the Annuity Service Center. Any assignment is subject to any action taken or payment made by the Company before the assignment was processed. The Company is not responsible for the validity or sufficiency of any assignment.

        If any portion of the Annuity Account Value is assigned or pledged for a loan, it may be treated as a distribution. A competent tax adviser should be consulted for further information.

  ----------------------------------------------------------------------------

                                PERFORMANCE DATA
  ----------------------------------------------------------------------------

        From time to time, we may advertise yields and average annual total returns for the Investment Divisions. In addition, we may advertise the effective yield of the Money Market Investment Division. These figures will be based on historical information and are not intended to indicate future performance.

        The yield of the Money Market Investment Division refers to the annualized income generated by an investment in that Investment Division over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Investment Division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of an Investment Division (other than the Money Market Investment Division) refers to the annualized income generated by an investment in that Investment Division over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

        The yield calculations do not reflect the effect of any Premium Tax that may be applicable to a particular Contract. To the extent that premium taxes are applicable to a particular Contract, the yield of that Contract will be reduced. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

Investment Division          Effective Yield
Maxim Money Market                  4.60%

        The average annual total return of an Investment Division refers to return quotations assuming an investment has been held in the Investment Division for various periods of time including, but not limited to, a period measured from the date the Investment Division commenced operations. When an Investment Division has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding Premium Tax) as of the last day of each of the periods for which total return quotations are provided. For additional information regarding yields and total returns calculated using the standard formats briefly described herein, please refer to the Statement of Additional Information.

                                                                      Since          Inception Date
Investment Division                One Year   Five Years  Ten Years   Inception      of Underlying
-------------------                --------   ----------  ---------   ---------      -------------
                                                                                     Fund
Maxim Bond                         6.24%      5.07%       5.94%       9/36%         July 1, 1982
Maxim Investment Grade Corporate
Bond                               6.03%      4.98%       N/A         5.64%         December 1, 1992
Maxim Short-Term-Maturity Bond     5.33%      N/A         N/A         4.93%         July 31, 1995
Maxim U.S. Government Securities
                                   7.68%      5.42%       6.63%       8.14%         April 4, 1985
Maxim U.S. Government
Mortgage Securities                7.81%      5.66%       N/A         6.43%         December 1, 1992
Maxim Corporate Bond               11.84%     N/A         N/A         15.00%        November 1, 1994
Maxim Stock Index                  31.18%     17.67%      13.41%      13.98%        July 1, 1982
Maxim Small-Cap Index              20.07%     N/A         N/A         12.98%        December 1, 1993
Maxim Growth Index                 28.26%     N/A         N/A         20.28%        December 1, 1993
Maxim Value Index                  33.05%     N/A         N/A         20.17%        December 1, 1993
Maxim MidCap                       12.09%     N/A         N/A         12.94%        December 31, 1993
Maxim T. Rowe Price Equity/Income
                                   27.84%     N/A         N/A         23.99%        November 1, 1994
Maxim MidCap Growth                N/A        N/A         N/A         21.75%        July 1, 1997
Maxim Small-Cap Value              26.92%     N/A         N/A         13.96%        December 1, 1993
Maxim INVESCO ADR                  11.22%     N/A         N/A         13.96%        November 1, 1994
Maxim INVESCO Small-Cap Growth
                                   17.79%     N/A         N/A         23.49%        November 1, 1994
Maxim INVESCO Balanced             25.13%     N/A         N/A         25.80%        October 1, 1996
Maxim Foreign Equity               -6.41%     N/A         N/A         -0.33%        November 1, 1994
Maxim Blue Chip                    N/A        N/A         N/A         5.56%         July 1, 1997
Maxim Aggressive Profile           N/A        N/A         N/A         7.32%         September 8, 1997
Maxim Moderately
Aggressive Profile                 N/A        N/A         N/A         6.83%         September 8, 1997
Maxim Moderate Profile             N/A        N/A         N/A         5.85%         September 8, 1997
Maxim Moderately
Conservative Profile               N/A        N/A         N/A         7.93%         September 8, 1997
Maxim Conservative Profile         N/A        N/A         N/A         11.48%        September 8, 1997


        The Contracts have been offered to the public only since , 1998. However, total return data may be advertised for as long a period of time as the Series Account has been active. The results for any period prior to the contracts being offered would be calculated as if the Contracts had been offered during that period (which they were not), deducting all recurring charges including the annual contract maintenance charge of not more than $30, the daily mortality and expense risk charge of 0.55% and the daily administrative expense charge of 0.10%.

        Performance information for any Investment Division reflects only the performance of a hypothetical Contract under which Annuity Account Value is allocated to an Investment Division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the Eligible Funds in which the Investment Division invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

        Reports and promotional literature may also contain other information including (1) the ranking of any Investment Division derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, Morningstar, Value Line, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax-deferred compounding on investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

        We may from time to time also disclose cumulative (non-annualized) total returns for the Investment Divisions. We may from time to time also disclose yield and standard total returns for any or all Investment Divisions.

        We may also advertise performance figures for the Investment Divisions based on the performance of an Eligible Fund prior to the time the Series Account commenced operations.

        For   additional   information   regarding  the   calculation  of  other
performance data, please refer to the Statement of Additional Information.

   ---------------------------------------------------------------------------

                          DISTRIBUTION OF THE CONTRACTS
  ----------------------------------------------------------------------------

        BenefitsCorp Equities, Inc. ("BCE") is the principal underwriter and distributor of the Contracts. BCE is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 8515 East Orchard, Englewood, Colorado 80111. BCE is an indirect wholly owned subsidiary of GWL&A.


  ----------------------------------------------------------------------------

                                  VOTING RIGHTS
  ----------------------------------------------------------------------------

        To the extent required by applicable law, all Eligible Fund shares held in the Series Account will be voted by the Company at regular and special shareholder meetings of the respective Eligible Funds in accordance with instructions received from persons having voting interests in the corresponding Investment Division. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if we determine that we are allowed to vote all Eligible Funds shares in our own right, we may elect to do so.

        Before the annuity commencement date, you the Owner, have the voting interest. The number of votes which are available to you will be calculated separately for each of your Variable Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to that Investment Division. You hold a voting interest in each Investment Division to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to a Contract will decrease as annuity payments are made.

        The number of votes of an Eligible Fund will be determined as of the date coincident with the date established by that Eligible Fund for determining shareholders eligible to vote at the meeting of the Eligible Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Eligible Funds.

        Shares as to which no timely instructions are received and shares held by us as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Investment Division. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

        Each person or entity having a voting interest in a Investment Division will receive proxy material, reports and other material relating to the appropriate Eligible Fund.

        It should be noted that generally the Eligible Funds are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

        Contract Owners have no voting rights in the Company.

  ----------------------------------------------------------------------------

                         RIGHTS RESERVED BY THE COMPANY
  ----------------------------------------------------------------------------

        The Company reserves the right to make certain changes if, in its judgment, they would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, the Company will obtain your approval of the changes and approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes the Company may make include:

        - To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

        - To transfer any assets in any Investment Division to another Investment Division, or to one or more separate accounts; or to add, combine or remove Investment Divisions of the Series Account.

        - To substitute, for the Eligible Fund shares in any Investment Division, the shares of another Eligible Fund or shares of another investment company or any other investment permitted by law.

        - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

        - To change the time or time of day at which a Valuation Date is deemed to have ended.

        - To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit the Company to take, including to change the way the Company assesses charges, but without increasing as to any then outstanding Contract the aggregate amount of the types of charges which the Company has guaranteed.

  ----------------------------------------------------------------------------

                                LEGAL PROCEEDINGS
  ----------------------------------------------------------------------------

        There are at present no material legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. The Company is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which the Company is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions or prospects of the Company.

  ----------------------------------------------------------------------------

                                  LEGAL MATTERS
  ----------------------------------------------------------------------------

        Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt Berenson & Johnson LLP. The organization of the Company, the Company's authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Ruth B. Lurie, Vice President, Counsel and Associate Secretary of the Company.

  ----------------------------------------------------------------------------

                              AVAILABLE INFORMATION
  ----------------------------------------------------------------------------

        We have filed a registration statement ("Registration Statement") with the Commission under the 1933 Act relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration
Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is hereby made to the Registration Statement and exhibits for further information relating to us and the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed as exhibits to the Registration Statement. The Registration Statement and its exhibits may be inspected and copied at the offices of the Commission located at 450 Fifth Street, N.W., Washington, D.C.

        The   Statement  of  Additional   Information   contains  more  specific
information relating to the Series Account and GWL&A. The Table of Contents of the Statement of Additional Information is set forth below:

        1.     General Information
        2.     Great-West Life & Annuity Insurance Company and Maxim Series
               Account
        3.     Calculation of Annuity Payments
        4.     Postponement of Payments
        5.     Services
        6.     Withholding
        7.     Calculation of Performance Data
        8.     Financial Statements

        The  Statement  of  Additional   Information  is  incorporated  in  this
prospectus in its entirety.

                                            PART B

                                  INFORMATION REQUIRED IN A
                              STATEMENT OF ADDITIONAL INFORMATION

                                    SUBJECT TO COMPLETION

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION  STATEMENT  RELATING  TO THESE  SECURITIES  HAS BEEN FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NORT MAY OFFERS TO BUY BE ACCEPTED PRIOR TO SUCH TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION DOES NOT CONTSITUTE A PROSPECTUS.


                              MAXIM SERIES ACCOUNT



                                 Contracts Under
                            Flexible Premium Deferred
                           Variable Annuity Contracts


                                    issued by


                   Great-West Life & Annuity Insurance Company
                              8515 E. Orchard Road
                            Englewood, Colorado 80111
                  Telephone: (800) 468-8661 (Outside Colorado)
                            (800) 547-4957 (Colorado)





                       STATEMENT OF ADDITIONAL INFORMATION





        This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus, dated , 1998, which is available without charge by contacting the Annuity Service Center, P.O. Box 1700, Denver Colorado 80201 or at 1-800-xxx-xxxx.


                                     , 1998

                                TABLE OF CONTENTS


                                                                                          Page

GENERAL INFORMATION........................................................................B-3
GREAT-WEST LIFE & ANNUITY
  AND THE MAXIM SERIES ACCOUNT.............................................................B-3
CALCULATION OF ANNUITY PAYMENTS............................................................B-3
POSTPONEMENT OF PAYMENTS...................................................................B-4
SERVICES...................................................................................B-4
        - Safekeeping of Series Account Assets.............................................B-4
        - Experts..........................................................................B-4
        - Principal Underwriter............................................................B-4
WITHHOLDING................................................................................B-5
CALCULATION OF PERFORMANCE DATA............................................................B-5
FINANCIAL STATEMENTS.......................................................................B-7

                                      GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                          AND THE MAXIM SERIES ACCOUNT

Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of The Great-West Life Assurance Company, a stock life insurance company incorporated under the laws of Canada. The Great-West Life Assurance Company is in turn owned 86.4% by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 68.1% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

        The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Investment Division may not be insulated from liability associated with another Investment Division

        Best's Insurance Reports has assigned the Company its highest financial strength and operating performance rating of A++. Duff & Phelps Corporation has assigned the Company their highest claims paying ability rating of AAA. Standard & Poor's Corporation has assigned the Company its second highest rating of AA+ for claims paying ability. Moody's Investors Service has assigned the Company an insurance and financial strength rating of Aa2.

                         CALCULATION OF ANNUITY PAYMENTS


               The Company converts the Accumulation Units for each of the Owner's Variable Sub-Accounts into Annuity Units for each Variable Sub-Account at their values determined as of the end of the Valuation Period which contains the Payment Commencement Date. The number of Annuity Units paid for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by the sub-account's Annuity Unit Value on the fifth Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the annuity payment period.

               The first payment under a variable annuity payment option will be based on the value of each Variable Sub-Account on the fifth Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option. Payments after the first will vary depending upon the investment experience of the Variable Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the sub-account Annuity Unit value on the fifth Valuation Date preceding the date the annuity payment is due. The total amount of each Variable Annuity Payment will be the sum of the Variable Annuity Payments for each Variable Sub-Account.

                            POSTPONEMENT OF PAYMENTS

               With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Annuity Service Center. However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience, of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

                                    SERVICES

        A.     Safekeeping of Series Account Assets

               The assets of Maxim Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of GWL&A. GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-West Life Assurance Company in the amount of $30 million (Canadian), which covers all officers and employees of GWL&A.

        B.     Experts

               The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for GWL&A and the Series Account. The principal business address of Deloitte & Touche LLP is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.

               The consolidated financial statements of GWL&A at December 31, 1997, 1996 and 1995 for each of the three years in the period ended December 31, 1997, and the statement of assets and liabilities of Maxim Series Account as of December 31, 1997, and the related statement of operations and statement of changes in net assets for the period then ended included in the prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing therein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        C.     Principal Underwriter

        The offering of the Contracts is made on a continuous basis by BenefitsCorp Equities, Inc. ("BCE"). BCE is a Delaware corporation and is a member of the National Association of Securities Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

                                   WITHHOLDING

               Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

               Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

                         CALCULATION OF PERFORMANCE DATA

A. Yield and Effective Yield Quotations for the Money Market Investment Division

        The yield quotation for the Money Market Investment Division will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

        The effective yield quotation for the Money Market Investment Division will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               EFFECTIVE YIELD = [(BASE PERIOD RETURN +1)365/7]-1.

        For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Participant accounts in proportion to the length of the base period, and for any fees that vary with the size of the account, the account size is assumed to be the Money Market Investment Division's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" in the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Investment Division and the Fund are excluded from the calculation of yield.


B.      Total Return and Yield Quotations for All Investment Divisions
                         (Other than Money Market)

        The total return quotations for all Investment Divisions, other than the Money Market, will be average annual total return quotations for the one-year period. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                         P(1+T)n = ERV

        Where: P =  a hypothetical initial payment of $1,000

               T =    average annual total return

               N =    number of years

               ERV =  ending  redeemable value of a hypothetical
                      $1,000  payment made at the beginning of the
                      particular   period   at  the   end  of  the
                      particular period

For purposes of the total return quotations for these Investment Divisions, the calculations take into effect all fees that are charged to the Contract Value , and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size. The calculations also assume a complete redemption as of the end of the particular period.

        The yield quotations for these Investment Divisions set forth in the Prospectus are based on the thirty-day period ended on December 31, 1997, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                                  YIELD = 2[((a-b)cd +1)6 -1]

        Where: a =    net investment income earned during the period by the
                      corresponding portfolio of the Fund attributable to shares owned by the Investment Division.

               b  =   expenses accrued for the period (net of reimbursements).

               c  =   the average daily number of Accumulation Units
                      outstanding during the period.

               d = the maximum offering price per Accumulation Unit on the last day of the period.

For purposes of the yield quotations for these Investment Divisions, the calculations take into effect all fees that are charged to the Contract Value, and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size.

                              FINANCIAL STATEMENTS

        The financial statements of GWL&A as contained herein should be considered only as bearing upon GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The interest of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

                                     MAXIM SERIES ACCOUNT

                                     Financial Statements

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                                     Financial Statements

                                               PART C
                                          OTHER INFORMATION

Item 24.       Financial Statements and Exhibits

        (a)    Financial Statements

        The financial statements for Great-West Life & Annuity Insurance Company and for Maxim Series Account for the years ended December 31, 1997, 1996 and 1995 to be filed by amendment.

        (b)    Exhibits

               (1) Certified copy of resolution of Board of Directors or Depositor establishing Registrant is incorporated by reference to Registrant's Registration Statement.

               (2) Not applicable.

               (3)Copy of distribution  contract between Depositor and Principal
                  Underwriter  and   Distribution   Agreement  to  be  filed  by
                  amendment.

               (4) Copy of the form of the variable annuity contract to be filed by amendment.

               (5)Copy of the form of  application  to be used with the variable annuity contract provided pursuant to (4) to be filed by amendment.

               (6)Copy of Articles of Incorporation  and Bylaws of Depositor are
                  incorporated by reference to Amendment No. 2 to the Registration Statement filed by Depositor on Form N-4 on October 29, 1996, Registration No. 333-01153.

               (7) Not applicable.

               (8) Copies of  participation  agreements with underlying funds to be filed by amendment.

               (9)Opinion  of  counsel  and  consent  of  Ruth  B.  Lurie,  Vice
                  President,  Counsel  and  Associate  Secretary  is attached as
                  Exhibit 9.

               (10)(a)Written  Consent of Jorden Burt  Berenson & Johnson LLP is
                      attached as Exhibit 10a.

               (b) Written Consent of Deloitte & Touche LLP to be filed by amendment.

               (c) Written Consent of Ruth B. Lurie is attached as Exhibit 10c.

               (11)  Not Applicable.

               (12)  Not Applicable.

               (13)  Schedule  for  computation  of each  performance  quotation provided in response to Item 21 is attached as Exhibit 13.

Item 25.       Directors and Officers of the Depositor

                                                                        Position and Offices
Name                         Principal Business Address                 with Depositor

James Balog                  2205 North Southwinds Boulevard            Director
                             Vero Beach, Florida  32963

James W. Burns, O.C.                (4)                                 Director

Orest T. Dackow                     (3)                                 Director

Andre Desmarais                     (4)                                 Director

Paul Desmarais, Jr.                 (4)                                 Director

Robert G. Graham             574 Spoonbill Drive                        Director
                             Sarasota, Florida  34236

Robert Gratton                      (5)                                 Chairman

N. Berne Hart                2552 East Alameda Avenue, #99              Director
                             Denver, Colorado  80209

Kevin P. Kavanagh                   (1)                                 Director

William Mackness             61 Waterloo Street                         Director
                             Winnipeg, Manitoba R3N 0S3


William T. McCallum                 (3)                                 Director, President and
                                                                        Chief Executive Officer

Jerry E.A. Nickerson         H.B. Nickerson & Sons Limited              Director
                             P.O. Box 130
                             275 Commercial Street
                             North Sydney, Nova Scotia  B2A 3M2

P. Michael Pitfield, P.C., Q.C.     (4)                                 Director

Michel Plessis-Belair, F.C.A.       (4)                                 Director


Brian E. Walsh               Veritas Capital Management, LLC            Director
                             115 East Putnam Avenue
                             Greenwich, Connecticut  06830

John A. Brown                       (3)                                 Senior Vice-President, Sales,
                                                                        Financial Services

Mitchell Graye                      (3)                                 Senior Vice-President, Chief
                                                                        Financial Officer

John T. Hughes                      (3)                                 Senior Vice-President, Chief
                                                                        Investment Officer

D. Craig Lennox                     (3)                                 Senior Vice-President,
                                                                        General Counsel and Secretary

Dennis Low                          (3)                                 Executive Vice-President,
                                                                        Financial Services

Alan D. MacLennan                   (2)                                 Executive Vice-President,
                                                                        Employee Benefits

Steven H. Miller                    (2)                                 Senior Vice President,
                                                                        Employee Benefits, Sales

James D. Motz                       (2)                                 Executive Vice-President,
                                                                        Employee Benefits

Martin L. Rosenbaum                 (2)                                 Senior Vice-President,
                                                                        Employee Benefits Operations

Douglas L. Wooden                   (3)                                 Senior Vice-President,
                                                                        Financial Services
--------------------------------------

(1)     100 Osborne Street North, Winnipeg, Manitoba, Canada  R3C 3A5.

(2)     8505 East Orchard Road, Englewood, Colorado  80111.

(3)     8515 East Orchard Road, Englewood, Colorado  80111.

(4) Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

(5) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons controlled by or under common control with the Depositor or Registrant

Power Corporation of Canada
        100%   - Marquette Communications Corporation 100% - 171263 Canada Inc.
                      68.1% - Power Financial Corporation
                             86.5% - Great-West Lifeco Inc.
                                    99.5% - The Great-West Life Assurance Company
                                            100% - Great-West Life & Annuity Insurance Company
                                                   100% First Great-West Life & Annuity Insurance
                                                          Company
                                                   100% - GW Capital Management, LLC
                                                          100% - Orchard Capital Management, LLC
                                                   100% - Financial Administrative Services Corporation
                                                   100% - One Corporation
                                                          100% - One Health Plan of Illinois, Inc.
                                                          100% - One Health Plan of Texas, Inc.
                                                          100% - One Health Plan of California, Inc.
                                                          100% - One Health Plan of Colorado, Inc.
                                                          100% - One Health Plan of Georgia, Inc.
                                                          100% - One Health Plan of North Carolina, Inc.
                                                          100% - One Health Plan of Washington, Inc.
                                                          100% - One Health Plan of Ohio, Inc.
                                                          100% - One Health Plan of Oregon, Inc.
                                                          100% - One Health Plan of Tennessee, Inc.
                                                          100% - One Health Plan of Florida, Inc.
                                                          100% - One Health Plan of Massachusetts, Inc.
                                                          100% - One Orchard Equities, Inc.
                                                   100% - Great-West Benefit Services, Inc.
                                                           13% - Private Healthcare Systems, Inc.
                                                   100% - Benefits Communication Corporation
                                                   100% - BenefitsCorp Equities, Inc.
                                                    94% - Maxim Series Fund, Inc.
                                                   100% - Greenwood Property Corporation
                                                   100% - GWL Properties Inc.
                                                          100% - Great-West Realty Investments, Inc.
                                                           50% - Westkin Properties Ltd.
                                                   100% - Confed Admin Services, Inc.


Item 27.              Number of Contract Owners

               As of , 1998, there were Contract Owners.

Item 28.              Indemnification

               Provisions exist under the Colorado Business Corporation Act and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

                                  Colorado Business Corporation Act

   Article 109 - INDEMNIFICATION

   Section 7-109-101.  Definitions.

           As used in this Article:

           (1) "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

           (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if his or her duties to the corporation also impose duties on or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

           (3) "Expenses" includes counsel fees.

           (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

           (5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, means the office in the corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

           (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

           (7) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

   Section 7-109-102.  Authority to indemnify directors.

           (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in any proceeding if:

                  (a)    The person conducted himself or herself in good faith;

                  (b)    The person reasonably believed:

                         (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; or

                         (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

                  (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

           (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

           (3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

           (4) A corporation may not indemnify a director under this section:

                  (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

                  (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

           (5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Section 7-109-103.  Mandatory Indemnification of Directors.

                  Unless limited by the articles of incorporation, a corporation shall be required to indemnify a person who is or was a director of the corporation and who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding.

   Section 7-109-104.  Advance of Expenses to Directors.

           (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

                  (a)  The  director   furnishes   the   corporation  a  written
                  affirmation of his good-faith belief that he has met the standard of conduct described in Section 7-109-102;

                  (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

                  (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

           (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

           (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

   Section 7-109-105.  Court-Ordered Indemnification of Directors.

           (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

                  (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

                  (b)  If  it  determines   that  the  director  is  fairly  and
                  reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

   Section 7-109-106.  Determination and Authorization of Indemnification of
                       Directors.

           (1)  A  corporation  may  not  indemnify  a  director  under  Section
           7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

           (2) The determinations required to be made under subsection (1) of this section shall be made:

                  (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

                  (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

           (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

                  (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

                  (b)    By the shareholders.

           (4) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible; except that, if the determination that indemnification is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

   Section 7-109-107.  Indemnification of Officers, Employees, Fiduciaries, and
                       Agents.

           (1) Unless otherwise provided in the articles of incorporation:

                  (a) An officer is entitled to mandatory  indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

                  (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

                  (c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

   Section 7-109-108.  Insurance.

                  A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign corporation or other person or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

   Section 7-109-109.  Limitation of Indemnification of Directors.

           (1) A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

           (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

   Section 7-109-110.  Notice to Shareholders of Indemnification of Director.

                  If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

                                           Bylaws of GWL&A

           Article II, Section 11.  Indemnification of Directors.

                  The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of the Company or any member or officer of any committee, and his heirs, executors and administrators, from and against all claims, liabilities, costs, charges and expenses whatsoever that any such director, officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him in or about the execution of his duties of his office or employment with the Company, in or about the execution of his duties as a director or officer of another company which he so serves at the request and on behalf of the Company, or in or about the execution of his duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he sustains or incurs, in or about or in relation to any such duties or the affairs of the Company, the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by his own wilful neglect or default. The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of any subsidiary corporation of the Company on the same basis, and within the same constraints as, described in the preceding sentence.

Item 29.   Principal Underwriter

           (a) BenefitsCorp Equities, Inc. ("BCE")is the distributor of securities of the Registrant.
           (b)    Directors and Officers of BCE:

                                                                    Position and Offices
Name                     Principal Business Address                   with Underwriter

Charles P.  Nelson              (1)                                 Director and President

John A. Brown                   (1)                                 Director

Dennis Low                      (1)                                 Director

Gregory E. Seller        18101 Von Karman Ave., Suite 1460          Director and Vice-President,
                         Irvine, CA  92612                          Major Accounts

Robert K. Shaw                  (1)                                 Director

Douglas L. Wooden               (1)                                 Director

Jack Baker                      (1)                                 Vice President, Licensing and
                                                                    Contracts

Glen R. Derback                 (1)                                 Treasurer

Beverly A. Byrne                (1)                                 Secretary and Compliance Officer

(1)  8515 East Orchard Road, Englewood, CO  80111


           (c)  Commissions  and  other   compensation   received  by  Principal
   Underwriter during registrant's last fiscal year:


                      Net
Name of           Underwriting         Compensation
Principal         Discounts and             on               Brokerage
Underwriter        Commissions          Redemption            Commissions  Compensation

BCE                     -0-                           -0-                      -0-                 -0-



Item 30.   Location of Accounts and Records

           All accounts,  books, or other documents required to be maintained by
           Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the registrant through GWL&A, 8515 E.
           Orchard Road, Englewood, Colorado  80111.

Item 31.   Management Services

           Not Applicable.

Item 32.   Undertakings

           (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

           (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

           (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities
                  (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           (e)GWL&A represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by GWL&A.

                                          SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Englewood, State of Colorado, on this 22ND day of January 1998.

                              MAXIM SERIES ACCOUNT
                                            (Registrant)



                                            By:     /s/ W.T. McCallum
                                                  William T. McCallum, President
                                                  and Chief Executive Officer of
                                                  Great-West Life & Annuity
                                                  Insurance Company


                            GREAT-WEST LIFE & ANNUITY
                                INSURANCE COMPANY
                                            (Depositor)



                                            By:     /s/ W.T. McCallum
                                                  William T. McCallum, President
                                                  and Chief Executive Officer

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                                              Date

/s/ Robert Gratton*                                      1/22 , 1998
Director and Chairman of the
Board (Robert Gratton)

/s/ W.T. McCallum                                        1/22 , 1998
Director, President and Chief Executive
Officer (William T. McCallum)

/s/ M.T.G. Graye                                          1/22 , 1998
Senior Vice President, Chief
Financial Officer
(Mitchell T.G. Graye)

/s/ James Balog*                                          1/22 , 1998
Director, (James Balog)

/s/ James W. Burns*                                       1/22 , 1998
Director, (James W. Burns)

/s/ Orest T. Dackow                                       1/22 , 1998
Director (Orest T. Dackow)

/s/ Andre Desmarais*                                      1/22 , 1998
Director (Andre Desmarais)

/s/ Paul Desmarais, Jr.*                                  1/22 , 1998
Director (Paul Desmarais, Jr.)

                                                               , 1998
Director (Robert G. Graham)

/s/ N. Berne Hart*                                        1/22 , 1998
Director (N. Berne Hart)

/s/ Kevin P. Kavanagh*                                    1/22 , 1998
Director (Kevin P. Kavanagh)

/s/ William Mackness*                                     1/22 , 1998
Director (William Mackness)

/s/ Jerry E.A. Nickerson*                                 1/22 , 1998
Director (Jerry E.A. Nickerson)

/s/ P. Michael Pitfield*                                  1/22 , 1998
Director (P. Michael Pitfield)

/s/ Michel Plessis-Belair                                 1/22 , 1998
Director (Michel Plessis-Belair)

/s/ Brian E. Walsh*                                       1/22 , 1998
Director (Brian E. Walsh)

*By:     /s/ D.C. Lennox                                  1/22 , 1998
        D. C. Lennox
        Attorney-in-fact pursuant to Powers of Attorney filed with this
        Registration Statement.

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these  presents,  that I, J.  Balog,  a Member  of the  Board of
Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of January 1998.


                                 /s/ James Balog
                                 Member, Board of Directors
                                 Great-West Life & Annuity Insurance Company


Witness:


/s/ Donald W. Genson
Name: Donald W. Genson

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J.W. Burns, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of January , 1998.


                                 /s/ J.W. Burns
                                 Member, Board of Directors
                                 Great-West Life & Annuity Insurance Company


Witness:


/s/ Louise Auriol
Name: Louise Auriol

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, O.T. Dackow, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of January , 1998.


                                 /s/ O.T. Dackow
                                 Member, Board of Directors
                                 Great-West Life & Annuity Insurance Company


Witness:


/s/ Joan Preyer
Name: Joan Preyer

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, A. Desmarais, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January , 1998.


                                /s/ A. Desmarais
                                Member, Board of Directors
                                Great-West Life & Annuity Insurance Company


Witness:


/s/ Lise Gagnon
Name: Lise Gagon

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, P. Desmarais, Jr., a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of January , 1998.


                              /s/ P. Desmarais, Jr.
                              Member, Board of Directors
                              Great-West Life & Annuity Insurance Company


Witness:


/s/ Lucie Filteau
Name: Lucie Filteau

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, R. Gratton, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.


IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of January , 1998.


                                 /s/ R. Gratton
                                 Member, Board of Directors
                                 Great-West Life & Annuity Insurance Company


Witness:


/s/ Nicole Barolet
Name: Nicole Barolet

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, N.B. Hart, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of January , 1998.


                                    /s/ N.B. Hart
                                    Member, Board of Directors
                                    Great-West Life & Annuity Insurance Company


Witness:


/s/ Wilma J. Hart
Name: Wilma J. Hart

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, K.P. Kavanagh, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of January , 1998.


                                /s/ K.P. Kavanagh
                                Member, Board of Directors
                                Great-West Life & Annuity Insurance Company


Witness:


/s/ Els Kavanagh
Name:

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, William Mackness, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January , 1998.


                              /s/ William Mackness
                              Member, Board of Directors
                              Great-West Life & Annuity Insurance Company


Witness:


/s/ D. Mackness
Name: D. Mackness

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J.E.A. Nickerson, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of January , 1998.


                              /s/ J.E. A. Nickerson
                              Member, Board of Directors
                              Great-West Life & Annuity Insurance Company


Witness:


/s/ M. Lynne Reid
Name: M. Lynne Reid

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, P.M. Pitfield, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January , 1998.


                                /s/ P.M. Pitfield
                                Member, Board of Directors
                                Great-West Life & Annuity Insurance Company


Witness:


/s/ Diane Meilleur
Name: Diane Meilleur

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, M. Plessis-Belair, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of January , 1998.


                              /s/ M. Plessis-Belair
                              Member, Board of Directors
                              Great-West Life & Annuity Insurance Company


Witness:


/s/ Danielle Durocher
Name: Danielle Durocher

                                       POWER OF ATTORNEY

                                              RE

                          GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, B.E. Walsh, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and Maxim Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission ("SEC") thereunder, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the SEC Form N-4 filings of Great-West Life & Annuity Insurance Company and Maxim Series Account, and any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 20th day of January , 1998.


                                 /s/ B.E. Walsh
                                 Member, Board of Directors
                                 Great-West Life & Annuity Insurance Company


Witness:


/s/ Margaret Coaty
Name: Margaret Coaty

                                    EXHIBIT 9

                               Opinion of Counsel

January 22, 1998



Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re:     Opinion of Counsel

Ladies and Gentlemen:

This letter is furnished as the requisite opinion of counsel described in Form N-4, Part C, Item 24(9). Great-West Life & Annuity Insurance Company (the "Company") as depositor, has registered an indefinite amount of securities under the Securities Act of 1933, as amended, as provided in Rule 24f-2 of the Investment Company Act of 1940.

I am the Vice President, Counsel and Associate Secretary of the Company. In so acting, I have made such examination of the law, records and documents as in my judgment are necessary or appropriate to enable me to render the opinion expressed below. For purposes of such examination, I have assumed the genuineness of all signatures and the conformity to the original of all copies.

I am a member of the Colorado Bar and do not purport to be an expert on the laws of any other state. My opinion herein as to any other law is based upon a limited inquiry thereof which I have deemed appropriate under the circumstances.

Based on the foregoing, I am of the opinion that the securities, assuming that they will be issued and sold in accordance with the provisions of the registration statement, to which the Form N-4 registration statement is applicable and with which this opinion accompanies, will be legally issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the registration statement.

Sincerely,

/s/ Ruth B. Lurie

Ruth B. Lurie
Vice President, Counsel
and Associate Secretary

                                         EXHIBIT 10(a)

                         Consent of Jorden Burt Berenson & Johnson LLP

                       JORDEN BURT BENERSON & JOHNSON LLP
                                 SUITE 400 EAST
                       1025 THOMAS JEFFERSON STREET, N.W.
                           WASHINGTON, D.C. 20007-0805



                                January 22, 1998




Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Englewood, Colorado  80111


Ladies and Gentlemen:

        We hereby consent to the reference to our name under "Legal Matters" in the Prospectus contained in the Registration Statement filed on the date hereof by Great-West Life & Annuity Insurance Company and Maxim Series Account with the Securities and Exchange commission under the Securities Act of 1933.


                                         Very truly yours,

                                         /s/ Jorden Burt Berenson & Johnson LLP

                                         JORDEN BURT BERENSON & JOHNSON LLP

                                         EXHIBIT 10(c)

                                   Consent of Ruth B. Lurie

January 22, 1998



Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Englewood, Colorado  80111


Re:  Maxim Series Account


Ladies and Gentlemen:

I hereby consent to the use of my name under the caption "Legal Opinions" in the Prospectus for Maxim Series Account contained in the Registration Statement Form N-4 filed by Great-West Life & Annuity Insurance Company and Maxim Series Account with the Securities and Exchange Commission under the Securities Act of 1933, the Investment Company Act of 1940 and the amendments thereto.

Sincerely,

/s/ Ruth B. Lurie

Ruth B. Lurie
Vice President, Counsel
and Associate Secretary

                                          EXHIBIT 13

                             Computation of Performance Quotations

                     YIELD AND EFFECTIVE YIELD CALCULATIONS

Money Market Investment Division

Yield for the Money Market Investment Division is calculated on a seven day period.

The current yield formula = base period return x (365/7).

The effective yield formula = [(1 + base period return) 365/7] - 1.

Base period return is calculated as follows:

                                      Ending account value
               - Beginning account value
               - Expenses accrued for the period
                  Net change in account value

Net change in account value/Beginning account value = base period return

Following is an example of these calculations:

a = Value of one accumulation unit at beginning of period = 16.23525 b = Value of one accumulation unit at end of period = 16.24946 c = Annual maintenance charges accrued in period = $3.91 d = Average number of units outstanding in period = 1000.00 e = Base period return

               Yield = (b-a-c/d)
                          a
               = 16.24946/unit - 16.23525/unit - ($3.91/1000.00 units)
                                    16.23525/unit

               = 0.000635

f = annualized yield

               e x (365/7) = 3.31%

g = effective yield

               {[1 + e] 365/7} - 1 = 3.36%

                           Other Investment Divisions


The yield calculation for all other investment divisions is based on a 30-day period.

FORMULA:       Yield = 2 [(a - b) / (cd) +1] 6  - 1

Where:         a =    net investment income earned during the period
                      attributable to the Investment Divisions

               b =    expenses accrued for the period (net of reimbursements)

               c = average daily number of accumulation units outstanding during the period

               d = maximum offering price per accumulation unit on the last day of the period

Following is an example of this yield calculation:

a =      $6,000
b =      $2,000
c =      50,000.00
d =      $13.00

Yield = 2[(6,000 - 2,000 +1) 6  - 1]
         50,000.00 x $13.00

         = 7.50%

                            TOTAL RETURN CALCULATION


FORMULA: P (1 + T) to the power of N = ERV

Where:

         T =          Average annual total return

         N = The number of years including portions of years where applicable for which the performance is being measured

         ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period

         P = A hypothetical $1,000 initial payment made at the inception of the Investment Division

(Assumed expenses = 0.85% mortality and expense risk charge and $30 contract maintenance charge)

The above formula can be restate to solve for T as follows:

         T = [(ERV/P) to the power of 1/N] - 1

Following are examples of this calculation on a 1 year, 5 year10 year and since inception basis:

1 year total return:
         ERV = 1,344.50
         N =          1.00
         P = 1,000.00 Therefore, 1 year total return is 34.45 %.

5 year total return:
         ERV = 1,792.44
         N =          5.00
         P = 1,000.00 Therefore, 5 year total return is 12.38 %.

10 year total return:
         ERV = 2,857.38
         N =          10.00
         P = 1,000.00 Therefore, 10 year total return is 11.07%.

Since inception total return:
         ERV = 4,595.67
         N =          13.50
         P =          1,000.00
Therefore, since inception total return is 11.96 %.




    1 The Contract Owner Transaction Expenses apply to each Contract, regardless of how the Annuity Account Value is allocated.

    2 There is a $10 fee for each transfer in excess of twelve in any calendar year.

    3 The Contract Maintenance Charge is a maximum of $30 and is currently waived for Contracts with an Annuity Account Value of at least $50,000. If your Annuity Account Value falls below $50,000 due to a withdrawal, the Contract Maintenance Charge will be reinstated until such time as your Annuity Account Value is equal to or greater than $50,000. This charge may also be waived for Contracts issued under certain sponsored arrangements.

4 Standard & Poor's Small-Cap 600 Stock Index is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Maxim Series Fund, Inc. and Great-west Life & Annuity Insurance Company. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of using this index.